Exhibit 2.1
EXECUTION VERSION

STOCK PURCHASE AGREEMENT
by and among
GRAIL, INC.,
a Delaware corporation,
CIRINA LIMITED,
a company established under the laws of the Hong Kong Special Administrative Region,
THE COMPANY STOCKHOLDERS
and
SHAREHOLDER REPRESENTATIVE SERVICES LLC,
as the Equityholders’ Representative
___________________________________________________
Dated as of May 30, 2017
___________________________________________________

Exhibits

Exhibit A	-	Initial Selling Stockholders
Exhibit B	-	Definitions
Exhibit C	-	Form of Joinder Agreement
Exhibit D-1	-	Form of FIRPTA Notice
Exhibit D-2	-	Form of FIRPTA Notification Letter
Exhibit E-1	-	Form of Founder Proxy Agreement
Exhibit E-2	-	Form of Company Preferred Stockholder Proxy Agreement
Exhibit F	-	Form of Accredited Investor Questionnaire
Exhibit G-1	-	Form of Instrument of Transfer
Exhibit G-2	-	Form of Sold Note
Exhibit H	-	Form of Confirmation of No Property
Schedules

Company Disclosure Letter
Schedule 1.1	-	Purchased Shares
Schedule 1.4(b)(vii)	-	Required Consents

STOCK PURCHASE AGREEMENT
This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 30, 2017 (the “Agreement Date”), by and among GRAIL, Inc., a Delaware corporation (“Purchaser”), Cirina Limited, a company established under the laws of the Hong Kong Special Administrative Region (the “Company”), the Company Stockholders listed on Exhibit A hereto (the “Initial Selling Stockholders”)) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Company Securityholders hereunder (the “Equityholders’ Representative”). Certain other capitalized terms used herein are defined in Exhibit B. The Company was founded by Yuk Ming Dennis Lo, Wai Kwun Rossa Chiu and Kwan Chee Chan with the long-term vision to reduce mortality in cancer through cutting-edge research and development into cancer screening, monitoring and prognostication, and thus the original intention in the establishment of Cirina Limited follows the same long-term vision.
RECITALS
A. Following the execution of this Agreement, the Company shall direct the Company Stockholders other than the Initial Selling Stockholders (each, a “Joining Stockholder” and, together with the Initial Selling Stockholders, the “Selling Stockholders”), and the Company Optionholders, whether or not they exercise their Company Options for shares of Company Ordinary Shares (each a “Joining Optionholder” and, together with the Selling Stockholders, the “Selling Securityholders”), to be bound by the terms of this Agreement by executing and delivering a Joinder Agreement in the form attached hereto as Exhibit C (a “Joinder Agreement”).
B. Purchaser desires to, and shall, subject to the terms and conditions set forth in this Agreement, purchase from the Selling Stockholders, and the Selling Stockholders desire to, and shall, sell to Purchaser the shares of Company Capital Stock owned by such Selling Stockholders and set forth across such Selling Stockholders names on Schedule 1.1 (the “Purchased Shares”) free from any Encumbrances and subject to the terms and conditions set forth in this Agreement (the “Stock Purchase”).
C. The Company, the Initial Selling Stockholders and Purchaser desire to make certain representations, warranties, covenants and other agreements in connection with the Stock Purchase as set forth herein.
D. The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Stock Purchase, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders and (2) approved this Agreement in accordance with Applicable Law.
E. Concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, Maneesh Jain (the “Key Employee”) has executed Purchaser’s customary form of employment offer letter together with a confidential information and invention assignment agreement (each, an “Employment Agreement”), each to become effective upon the Closing.
F. Concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, the Key Employee has executed a restrictive covenant agreement (each, a “Restrictive Covenant Agreement”) to become effective upon the Closing.
Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
THE STOCK PURCHASE
1.1 Stock Purchase. At the Closing, upon the terms and subject to the conditions of this Agreement, the Selling Stockholders shall sell to Purchaser, and Purchaser shall purchase from the Selling Stockholders, the Purchased Shares set forth on Schedule 1.1 free from any Encumbrances, and with the benefit of all rights of whatsoever nature attaching or accruing to such Purchased Shares, including rights to any unpaid dividends and distributions, in consideration for the payment to such Selling Stockholders of the consideration payable for such Purchased Shares.
1.2 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place at the offices of Fenwick & West LLP, 555 California Street, San Francisco, California, 94104, or at such other location as Purchaser and the Company agree, at (i) 10:00 a.m. local time on a date to be agreed by Purchaser and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (ii) such other time as Purchaser and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”
1.3 Taking of Necessary Action; Further Action. Purchaser, the Company and the Selling Securityholders shall sign and deliver any documents and instruments and take any further action that is necessary or desirable to effect the Closing and to carry out the purposes of this Agreement and to vest Purchaser with full right, title and interest in and to the Purchased Shares. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Purchaser with full right, title and interest in, to and under, and/or possession of, the Purchased Shares, the officers and directors of the Company are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.
1.4 Closing Deliveries.
(a) Purchaser Deliveries. Purchaser shall deliver to the Company, at or prior to the Closing, a certificate, dated as of the Closing Date, executed on behalf of Purchaser by a duly authorized officer of Purchaser, to the effect that each of the conditions set forth in Section 7.2(a) has been satisfied.
(b) Company Deliveries. The Company shall deliver to Purchaser, at or prior to the Closing:
(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 7.3(a) and Section 7.3(e) has been satisfied;
(ii) a certificate, dated as of the Closing Date and executed on behalf of the

Company by its Secretary, certifying (A) the Articles of Association in effect as of the Closing and (B) the resolutions of the Board (I) declaring this Agreement and the Transactions, including the Stock Purchase, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement in accordance with Applicable Law, (III) terminating the 2016 Equity Incentive Plan and (IV) terminating the CL Shareholders Agreement;
(iii) written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that (I) has been incurred and paid to such Person prior to the Closing and (II) has been incurred and remains payable to such Person as of the Closing and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full and shall not be owed any other amount by any of Purchaser, the Company and/or its Affiliates.
(iv) an Employment Agreement and Restrictive Covenant Agreement, effective as of the Closing, executed by the Key Employee;
(v) Joinder Agreements executed by each Joining Stockholder and Joining Optionholder who is not a party to this Agreement as of the Agreement Date, and an updated version of Schedule 1.1 to reflect the Purchased Shares held by each Selling Stockholder;
(vi) evidence reasonably satisfactory to Purchaser of the resignation of each director and officer of the Company and/or each Subsidiary (in their capacities as such) requested by Purchaser at least two Business Days prior to the Closing Date, effective as of, and contingent upon, the Closing;
(vii) evidence reasonably satisfactory to Purchaser of the Company’s receipt of all consents, waivers and approvals set forth in Schedule 1.4(b)(vii);
(viii) executed counterparts by each Founder and Company Preferred Stockholder to the Purchaser Investors’ Rights Agreement, Purchaser Voting Agreement, Purchaser Right of First Refusal and Co-Sale Agreement;
(ix) the Spreadsheet completed to include all of the information specified in Section 6.7 in a form reasonably satisfactory to Purchaser and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;
(x) FIRPTA documentation, consisting of (A) a notice to the IRS, in accordance with the requirements of Temporary Treasury Regulation Section 1.1445-11T(d)(2), in substantially the form attached hereto as Exhibit D-1, dated as of the Closing Date and executed by Cirina, Inc., a Delaware corporation and Subsidiary of the Company, together with written authorization for Purchaser to deliver such notice form to the IRS on behalf of Cirina Inc. after the Closing and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit D-2, dated as of the Closing Date and executed by Cirina Inc.;
(xi) executed counterparts by each Founder to the Founder Proxy Agreement in the form attached hereto as Exhibit E-1 and by each Company Preferred Stockholder to the Company Preferred Stockholder Proxy Agreement in the form attached hereto as Exhibit E-2;

(xii) an Accredited Investor Questionnaire, in the form attached hereto as Exhibit F, executed by each of the Founders and Company Preferred Stockholders;
(xiii) executed counterparts by each Selling Securityholder, with original counterparts for each Selling Securityholder delivered to one of Purchaser’s designated counsels in either Hong Kong or San Francisco, to the Instrument of Transfer in the form attached hereto as Exhibit G-1 and to the Sold Note in the form attached hereto as Exhibit G-2;
(xiv) an executed counterpart by the Company of the Confirmation of No Property in the form attached hereto as Exhibit H;
(xv) for each Selling Stockholder, a copy of each stock certificate for Company Capital Stock held by such Selling Stockholder or, in the alternative, an executed counterpart for an indemnity for lost certificate;
(xvi) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying a true and complete copy of the management accounts and latest audited accounts of the Company; and
(xvii) a parachute payment waiver, in a form reasonably satisfactory to Purchaser (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 6.13(a).
Receipt by Purchaser of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.4(b) shall not be deemed to be an agreement by Purchaser that the information or statements contained therein are true, correct or complete, and shall not diminish Purchaser’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.
1.5 Stock Purchase Consideration.
(a) Company Capital Stock.
(i) Company Capital Stock. Each Selling Stockholder shall be entitled to receive, in exchange for all of the shares of Company Capital Stock held by such Selling Stockholder immediately prior to the Closing, including any Unvested Company Shares, (A) an amount in cash, without interest, as set forth opposite the name of such Selling Stockholder on the Spreadsheet, subject to and in accordance with Section 1.6, including any reduction for such Selling Stockholder’s Pro Rata Share of the Expense Amount withheld pursuant to Section 1.6(c), (B) a number of shares of Purchaser Series B Stock as set forth opposite the name of such Selling Stockholder on the Spreadsheet, if any, and (C) an amount of cash and/or number of shares of Purchaser’s Series B Stock (as applicable) calculated pursuant to (and subject to the terms of) Section 1.5(c); provided that any shares of Purchaser Series B Stock issuable pursuant to clauses (B) and (C) shall be rounded down to the nearest whole number of shares of Purchaser Series B Stock with any resulting fractional shares to be cashed out pursuant to Section 1.5(f). The amount of cash each Selling Stockholder holding shares of Company Capital Stock is entitled to receive for such shares of Company Capital Stock shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Capital Stock held by such Selling Stockholder.

(ii) Each Selling Stockholder agrees that Purchaser shall not be obliged to complete the purchase of any of the Purchased Shares unless the sale and purchase of all of the Purchased Shares is completed simultaneously.
(iii) Subject to and contingent upon the Closing, (A) each of the Selling Stockholders hereby irrevocably and unconditionally waives all pre-emption rights, rights of first refusal, right to a liquidation preference, redemption rights and rights of notice and any similar rights over and with respect to any of the Purchased Shares conferred on him, her or it by the Company’s Articles of Association or in any other way in relation to the Purchased Shares under this Agreement and (B) the Company hereby irrevocably and unconditionally waives all rights of first refusal, rights of first offer and any similar rights, together with any related rights of notice, over and with respect to any of the Purchased Shares to be sold by the Selling Stockholders to Purchaser hereunder.
(b) Company Options. Each Company Option, whether vested or unvested, that is unexpired, unexercised and outstanding immediately prior to the Closing shall be terminated and cancelled at the Closing and shall not be assumed by Purchaser, and no Company Option shall be substituted with any equivalent option or right to purchase or otherwise acquire any capital stock or other securities of Purchaser. Upon cancellation thereof, each Company Optionholder shall be entitled to receive, subject to and in accordance with Section 1.6, including any reduction for such Selling Securityholder’s Pro Rata Share of the Expense Amount withheld pursuant to Section 1.6(c), (a) an amount in cash, without interest, as set forth opposite the name of each Company Optionholder on the Spreadsheet and (b) pursuant to (and subject to the terms of) Section 1.5(c), an additional amount in cash and/or number of shares of Purchaser Series B Stock (as applicable) as set forth opposite the name of each Company Optionholder on the Spreadsheet (collectively, the “Option Payments”). All other Company Options not described in the preceding sentence shall be cancelled without consideration. The amount of cash each Company Optionholder is entitled to receive for all such Company Options held by such Company Optionholder immediately prior to such cancellation upon the Closing shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such Company Optionholder, and will be reduced by any applicable payroll, income tax or other withholding taxes. The Company shall, prior to the Closing, take or cause to be taken all actions as may be reasonably required to effect the treatment of Company Options pursuant to this Section 1.5(b). The termination and cancellation of Company Options shall be evidenced by this Agreement together with the Joinder Agreements.
(c) Contingent Consideration. The Contingent Consideration shall become payable and/or issuable to each Selling Securityholder within 10 Business Days of the Contingent Consideration Date in accordance with this Section 1.5(c) (and subject to Section 1.5(a)), subject to and in accordance with Section 1.6, including any reduction for an amount of cash up to such Selling Securityholder’s Pro Rata Share of the Holdback Amount withheld pursuant to Section 1.6(b), with each Selling Securityholder receiving an amount of cash and/or stock equal to (a) the percentage set forth in the Spreadsheet opposite such Selling Securityholder’s name under the heading “Contingent Consideration Percentage” multiplied by (b) the Contingent Consideration. The “Contingent Consideration Date” shall mean the earlier of (i) the date that is 30 months following the Closing Date and (ii) the date upon which $50 million in gross proceeds (net of transaction fees and expenses, including any broker fees, the “Contingent Threshold Amount”) is received by Purchaser from investors pursuant to bona fide equity financings in exchange for the issuance of Purchaser Series B Stock. If the Contingent Threshold Amount (A) is met prior to the Contingent Consideration Date, then the Contingent Consideration shall be an amount payable in cash equal to $50 million, or (B) is not met prior to the Contingent Consideration Date, then the Contingent Consideration shall be (I) an amount payable in cash equal to the gross proceeds (net of transaction fees and expenses, including any broker fees) received by Purchaser from investors pursuant to bona fide equity financings during such 30-month period in exchange for the issuance of Purchaser Series B Stock (the “Actual Financing Proceeds”), plus (II) a number of shares of Purchaser Series B Stock equal to (x) two multiplied by (y) (i) (1) the Contingent Threshold Amount minus (2) the Actual Financing Proceeds, divided by (ii) the Purchaser Series B Stock Price (such amount of cash paid and/or shares issued, the “Contingent Consideration”). Notwithstanding anything to the contrary in the foregoing, to the extent any such Selling Securityholder is not able to provide evidence satisfactory to Purchaser that such Selling Securityholder is an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act (or otherwise provide evidence satisfactory to Purchaser that another applicable exemption under the Securities Act is available to rely upon), then Purchaser reserves the right, in its sole discretion, to replace the share issuance to such Selling Securityholder pursuant to clause (II) of the prior sentence with a payment in cash equal to (x) the Purchaser Series B Stock Price multiplied by (y) the number of shares that otherwise would have been issuable to such Selling Securityholder pursuant to clause (II) of the prior sentence (rounded down to the nearest cent).
(d) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock occurring after the Agreement Date and prior to the Closing, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
(e) Rights Not Transferable. The rights of the Selling Securityholders under this Agreement as of immediately prior to the Closing are personal to each such Selling Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Selling Securityholder. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.
(f) Fractional Shares. The number of shares of Purchaser Series B Stock for which a Selling Securityholder’s shares of Company Capital Stock or Company Options are exchanged pursuant to this Article I (if any) shall be rounded down to the nearest whole number of shares of Purchaser Series B Stock. In lieu of any fractional shares of Purchaser Series B Stock to which any Selling Securityholder would otherwise be entitled (after aggregating, for each particular stock certificate representing Company Capital Stock and each Company Option, all fractional shares of Purchaser Series B Stock to be received by such holder), such Selling Securityholder shall receive from Purchaser an amount in cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Purchaser Series B Stock Price.
(g) No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Stock Purchase and the other Transactions.
1.6 Payment and Exchange Procedures.
(a) Surrender of Certificates; Surrender of Options.
(i) Each Selling Stockholder shall use commercially reasonable efforts to cause such Selling Stockholder’s certificates or instruments that immediately prior to the Closing represented such Selling Stockholder’s shares of Company Capital Stock (the “Certificates”), to be delivered to Purchaser (or to the Exchange Agent on Purchaser’s behalf) at, prior to or as soon as reasonably practicable following the Closing (to the extent such shares of Company Capital Stock are certificated).
(ii) Within one Business Day following the Closing Date, Purchaser shall cause to be deposited with U.S. Bank National Association or such other bank or trust company as Purchaser may choose in its discretion (the “Exchange Agent”) (A) an amount in cash equal to the aggregate cash consideration payable upon the Closing and (B) an amount of shares of Purchaser Series B Stock equal to the aggregate stock consideration issuable upon the Closing, in each case to the Selling Securityholders pursuant to Sections 1.5(a)-(b) in respect of their shares of Company Capital Stock. As soon as reasonably practicable after the Contingent Consideration Date, Purchaser shall cause to be deposited with Exchange Agent an amount of cash and/or stock equal to the Contingent Consideration. As soon as reasonably practicable (A) after the date of delivery to the Exchange Agent of a Certificate (to the extent such shares of Company Capital Stock are certificated) and any documentation required by the Exchange Agent (including a letter of transmittal, an IRS Form W-4, W-8 or W-9 and any other certificates or applicable Tax reporting forms to allow Purchaser to meet its withholding and information reporting requirements under any applicable Tax Law), (I) the holder of record of such Certificate shall be entitled to receive (x) the amount of cash and (y) the number of shares of Purchaser Series B Stock that such holder has the right to receive pursuant to Section 1.5(a) in respect of such Certificate, less such Company Stockholder’s Pro Rata Share of the Expense Amount and (II) such Certificate shall be cancelled, and (B) after the Contingent Consideration Date, subject to the prior delivery to the Exchange Agent of a Certificate in accordance with preceding clause (A), the holder of record of such Certificate (prior to such cancellation in preceding clause (A)(II)) shall be entitled to receive (x) the amount of cash and (y) the number of shares of Purchaser Series B Stock that such holder has the right to receive pursuant to Section 1.5(c) in respect of such Certificate, less such Company Stockholder’s Pro Rata Share of the Holdback Amount.
(iii) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed, the Exchange Agent will pay and deliver, respectively, in exchange for such lost, stolen or destroyed document the applicable portion of the Total Consideration payable and issuable, respectively, pursuant to Section 1.5(a) (subject to Section 1.6(c)) and Section 1.5(c) (subject to Section 1.5(b)) in respect of their shares of Company Capital Stock.
(iv) Purchaser shall, subject to Section 1.5(b), within 30 days following the Closing Date, and in all cases in the calendar year of the Closing, cause the Option Payments to be paid or issued, respectively, to each Company Optionholder holding Company Options through Purchaser’s or the Company’s payroll system in accordance with standard payroll practices, and subject to any required withholding for applicable Taxes; provided that such payment to such Company Optionholder shall be made only if such Company Optionholder shall have delivered a duly executed Joinder Agreement prior to the Closing; provided, further, that any payments or issuances to be made to such Company Optionholder with respect to the Contingent Consideration shall be paid or issued, respectively, at the times prescribed in Section 1.5(c), subject to Section 1.6(b)-(c) with respect to such Company Optionholder’s Pro Rata Share of each of the Holdback Amount and Expense Amount.
(b) Holdback Amount. Notwithstanding anything to the contrary in this Agreement, after the Closing and prior to the Holdback Release Date Purchaser shall withhold an amount of cash from the applicable portion of the Contingent Consideration payable to each Selling Securityholder pursuant to Section 1.5(c) up to such Selling Securityholder’s Pro Rata Share of the Holdback Amount. The Holdback Fund shall constitute partial security for the benefit of Purchaser (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Selling Securityholders under Article IX, and shall be held and distributed in accordance with Section 9.1. The execution of this Agreement or a Joinder Agreement by the Selling Securityholders shall constitute, among other things, approval of the Holdback Amount, the withholding of such cash up to the Holdback Amount by Purchaser and the appointment of the Equityholders’ Representative.
(c) Expense Amount. Notwithstanding anything to the contrary in this Agreement, Purchaser shall withhold from each Selling Securityholder’s applicable portion of the Cash Consideration payable to such Selling Securityholder pursuant to Section 1.5(a) or 1.5(b), as applicable, such Selling Securityholder’s Pro Rata Share of the Expense Amount. As soon as reasonably practicable after the Closing Date, Purchaser shall cause to be deposited with Equityholders’ Representative the Expense Amount (the aggregate amount of cash so held by the Equityholders’ Representative from time to time, the “Expense Fund”), which Expense Fund shall be held by the Equityholders’ Representative and used solely for the payment of expenses incurred by it in performing its duties in accordance with Section 9.7. At the Closing, each such Selling Securityholder shall be deemed to have contributed to the Expense Fund such Selling Securityholder’s Pro Rata Share of the Expense Fund. For applicable Tax purposes, each Selling Securityholder shall be treated as having received at the Closing his, her or its Pro Rata Share of the Expense Fund. The Selling Securityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Equityholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Equityholders’ Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Equityholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Equityholders’ Representative’s responsibilities, the Equityholders’ Representative will deliver any remaining balance of the Expense Fund to the Exchange Agent for further distribution to the Selling Securityholders.
(d) Transfers of Ownership. If any cash amount or shares of Purchaser Series B Stock payable or issuable pursuant to Sections 1.5(a)-(c) is to be paid or issued to a Person other than the Person to which the Certificate or Company Option surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that such Certificate shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Purchaser or any agent designated by Purchaser any transfer or other Taxes required by reason of the payment of cash or issuance of shares of Purchaser Series B Stock in any name other than that of the registered holder of such Certificate or Company Option, or established to the satisfaction of Purchaser or any agent designated by Purchaser that such Tax has been paid or is not payable.
(e) No Liability. Notwithstanding anything to the contrary in this Section 1.6, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
(f) Unclaimed Consideration. Each holder of a Certificate or Company Option who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.6 shall look only to Purchaser (subject to abandoned property, escheat and similar Applicable Law) for such holder’s claim, only as a general unsecured creditor of Purchaser, to any portion of the Total Consideration payable or issuable pursuant to Sections 1.5(a)-(c) in respect of such Certificate or Company Option.
1.7 No Further Ownership Rights in the Purchased Shares or Company Options. The applicable portion of the Total Consideration paid or payable or issued or issuable following the surrender for exchange of the Certificates or Company Options in accordance with this Agreement shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to the Purchased Shares represented by such Certificates or shares issuable pursuant to such Company Options. If, after the Closing Date, any Certificate or document or instrument representing a Company Option is presented to the Company or Purchaser for any reason, such Certificate, document or instrument (and the underlying shares of Company Capital Stock and Company Options) shall be cancelled and exchanged as provided in this Article I.
1.8 Tax Consequences. It is intended by the parties hereto that the Stock Purchase shall constitute a taxable transaction for U.S. federal income Tax purposes. However, Purchaser makes no representations or warranties to the Company or to any Selling Securityholder regarding the Tax treatment of the Stock Purchase, or any of the Tax consequences to the Company or any Selling Securityholder of this Agreement, the Stock Purchase or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Selling Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Stock Purchase and the other Transactions and the other agreements contemplated by this Agreement.
1.9 Certain Taxes. Responsibility for all transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (“Transfer Taxes”) shall be borne 50% by the applicable Selling Securityholder (the “Seller Stamp Tax Amount”) and 50% by Purchaser (the “Purchaser Stamp Tax Amount”) when due, provided that Purchaser shall remit to the applicable Tax authorities the Purchaser Stamp Tax Amount and, on behalf of the Selling Securityholders, the Seller Stamp Tax Amount. Each Selling Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.
1.10 Withholding Rights. Each of Purchaser, the Company and the Exchange Agent shall be entitled to deduct and withhold from any payments of cash or issuances of Purchaser Series B Stock pursuant to this Agreement to any Key Employee any Continuing Employee or any holder of any shares of Company Capital Stock, Company Options or Certificates, such amounts in cash as Purchaser, the Company or the Exchange Agent is required to deduct and withhold with respect to any such payments under the Code or any provision of U.S. state, local, provincial or non-U.S. Tax law (including the Tax laws of Hong Kong). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Persons in respect of which such deduction and withholding was made.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the disclosures set forth in the disclosure letter of the Company delivered to Purchaser concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed; provided that no such disclosure shall be deemed to be disclosed on Schedule 2.5(b) of the Company Disclosure Letter unless expressly stated in Schedule 2.5(b) of the Company Disclosure Letter), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Purchaser under this Article II), the Company represents and warrants to Purchaser as follows:

2.1 Organization, Standing, Power and Subsidiaries.
(a) The Company is a corporation duly organized and validly existing under the laws of its jurisdiction of organization. Each Subsidiary is in good standing under the laws of its jurisdiction of organization. Each Group Company has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing (to the extent the applicable jurisdiction recognizes such concept), individually or in the aggregate with any such other failures, would reasonably be expected to be material to the Group Companies, as a whole.
(b) Schedule 2.1(b) of the Company Disclosure Letter lists each Subsidiary, their respective jurisdictions of organization and the holders of the equity interests thereof. Except as set forth on Schedule 2.1(b) of the Company Disclosure Letter, the Company has and, since its inception has had, no other Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity. The Company is the sole owner, directly or indirectly, of all of the issued and outstanding Equity Interests of the Subsidiaries.
(c) Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board (or similar body) and the directors of each Subsidiary, (ii) the names of the members of each committee of the Board (or similar body) and (iii) the names and titles of the officers of each Group Company and any other Person having the authority to enter into Contracts on behalf of any Group Company.
(d) Schedule 2.1(d) of the Company Disclosure Letter sets forth (i) a list of all jurisdictions throughout the world in which any Group Company is authorized or qualified to do business as a foreign corporation, (ii) a true, correct and complete listing of the locations of all sales office, manufacturing facilities, and any other office or facilities of each Group Company and (iii) a true and complete list of all jurisdictions in which any Group Company maintains any employees or contractors.
2.2 Capital Structure.
(a) A total of 16,438,000 shares of Company Ordinary Shares and 12,000,000 shares of Company Series A Stock are issued and outstanding as of the Agreement Date, and there are no other authorized or issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date. The Company holds no treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Stockholders and the number and type of such shares so owned by such Company Stockholder, and any beneficial holders thereof, if applicable, (ii) the number of shares of Company Ordinary Shares that would be owned by such Company Stockholder assuming conversion of all shares of Company Preferred Stock so owned by such Person after giving effect to all anti-dilution and similar adjustments and (iii) the number of such shares of Company Ordinary Shares that are Unvested Company Shares, including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Articles of Association or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Capital Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. Each share of Company Preferred Stock is convertible into shares of Company Ordinary Shares on a one-for-one basis. All issued and outstanding shares of Company Capital Stock and all Company Options were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.
(b) As of the Agreement Date, the Company has reserved 4,500,000 shares of Company Ordinary Shares for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which 3,514,000 shares are subject to outstanding and unexercised Company Options, and 986,000 shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders, and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable non-U.S. Tax law), the term of each Company Option, the plan from which such Company Option was granted (if any) and the country and state of residence of such Company Optionholder. All Company Options listed on Schedule 2.2(b) of the Company Disclosure Letter that are denoted as incentive stock options under Section 422 of the Code so qualify. In addition, Schedule 2.2(b) of the Company Disclosure Letter indicates, as of the Agreement Date, which Company Optionholders are Persons that are not employees of the Company (including non- employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased under such Company Option) have been provided to Purchaser, and such Company Option Plans and Contracts have not been amended, modified or supplemented since being provided to Purchaser, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans or Contracts in any case from those provided to Purchaser. The terms of the Company Option Plans permit the treatment of Company Options as provided herein, without notice to, or the consent or approval of, the Company Optionholders, the Company Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions, and without any adjustment to the number of shares or exercise prices, in effect for such Company Options.
(c) As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Capital Stock and Company Options. Other than as set forth on Schedule 2.2(a), Schedule 2.2(b) and Schedule 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract.
(d) No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).
(e) There are no Contracts relating to voting, purchase, sale or transfer of any shares of Company Capital Stock (i) between or among the Company and any Company Securityholder and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Neither the Company Option Plans nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options or Unvested Company Shares requires or otherwise provides for any accelerated vesting of any Company Options or Unvested Company Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or Purchaser, or any other event, whether before, upon or following the Closing or otherwise.
(f) As of the Closing, (i) the number of shares of Company Capital Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Options owned by such Person, will constitute the entire interest of such Person in the issued and outstanding shares of Company Capital Stock or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Capital Stock, Company Options, or any other Equity Interests of the Company and (iii) the shares of Company Capital Stock, Company Options disclosed in the Spreadsheet will be free and clear of any Encumbrances.
(g) Schedule 2.2(h) of the Company Disclosure Letter identifies each employee of the Company or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Ordinary Shares or other equity awards with respect to Company Capital Stock or (ii) other securities of the Company, that in each case, have not been issued or granted as of the Agreement Date, together with the number of such options, other equity awards or other securities and any promised terms thereof.
2.3 Authority; Non-contravention.
(a) The Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (A) declared that this Agreement and the Transactions, including the Stock Purchase, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders and (B) approved this Agreement in accordance with Applicable Law. No vote of the holders of Company Capital Stock is necessary to adopt this Agreement and approve the Stock Purchase under the DGCL or the Articles of Association, each as in effect as of the Agreement Date.

(b) The execution and delivery of this Agreement and the other Company Transaction Documents by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of any Group Company or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Articles of Association, the Bylaws or other equivalent organizational or governing documents of any Group Company, in each case as amended to date, (B) any Material Contract or (C) any Applicable Law.
(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to any Group Company in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document and Applicable Law.
(d) The Company, the Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company will not be applicable to any of Purchaser or the Company, or to the execution, delivery, or performance of this Agreement or to the Transactions.
2.4 Financial Statements; No Undisclosed Liabilities.
(a) The Company has delivered to Purchaser its audited, consolidated financial statements for fiscal year 2015, its unaudited, consolidated financial statements for fiscal year 2016 and its unaudited, consolidated financial statements for the three-month period ended March 31, 2017 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Group Companies, (ii) fairly present in all material respects the consolidated financial condition of the Group Companies at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount) and (iii) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.
(b) The Company has no Liabilities of any nature required to have been included in the Financial Statements in accordance with GAAP other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of March 31, 2017 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since March 31, 2017 (the “Company Balance Sheet Date”) in the ordinary course consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for

Liabilities reflected in the Financial Statements, the Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. Without limiting the generality of the foregoing, the Company has never guaranteed any debt or other obligation of any other Person.
(c) The Company has no indebtedness for money borrowed (“Company Debt”).
(d) Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.
(e) The Company has in place systems and processes that are reasonable and appropriate for companies at the same stage of development as the Company designed to (i) provide reasonable assurances regarding the accuracy of the Financial Statements and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officers the type of information that would be required to be disclosed in the Financial Statements.
2.5 Absence of Changes. Since the Company Balance Sheet Date, (a) each Group Company has conducted the Business only in the ordinary course of business consistent with past practice and (b) there has not occurred a Material Adverse Effect with respect to the Group Companies.
2.6 Litigation. There is no Legal Proceeding to which any Group Company is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against any Group Company or any of their respective assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with any Group Company). There is no Order against the Company, any of its assets, or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company). No Group Company has any Legal Proceeding pending against any other Person.
2.7 Restrictions on Business Activities. Other than the Material Contracts, there is no Contract or Order binding upon any Group Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Stock Purchase, the effect of prohibiting, restricting or impairing any current business practice of any Group Company, any acquisition of property by any Group Company or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by any Group Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.
2.8 Compliance with Laws; Governmental Permits.
(a) Each Group Company has complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, Applicable Law.
(b) Each Group Company has obtained each material federal, state, county, local or

non-U.S. governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which any Group Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. The Company has not received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. Each Group Company has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.
2.9 Title to, Condition and Sufficiency of Tangible Assets; Real Property.
(a) Each Group Company has good and marketable title to, or valid leasehold interest in all of its tangible properties, and interests in tangible properties and tangible assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such tangible properties and tangible assets that afford such Group Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances.
(b) The tangible assets and properties owned, leased or licensed by the Group Companies (i) constitute all of the tangible assets and tangible properties that are necessary for the Group Companies to conduct, operate and continue the current conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its tangible assets and tangible properties and (ii) constitute all of the tangible assets and tangible properties that are used in the current conduct of the Business, without (A) the need for Purchaser to acquire or license any other tangible asset or tangible property or (B) the breach or violation of any Contract.
(c) Schedule 2.9(a) of the Company Disclosure Letter identifies each parcel of real property leased by any Group Company. The Company has provided to Purchaser true, correct and complete copies of all leases, subleases and other agreements under which any Group Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. The Company does not currently own any real property.
2.10 Intellectual Property.
(a) As used herein, the following terms have the meanings indicated below:
(i) “Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, including Personal Data.
(ii) “Company Data Agreement” means any Contract involving Company Data to which the Company is a party or is bound.
(iii) “Company Intellectual Property” means any and all Company Owned

Intellectual Property and any and all Third-Party Intellectual Property that is licensed to or used by any Group Company.
(iv) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property that is material to the Business as currently conducted, except for Contracts for Third-Party Intellectual Property that is licensed for an annual fee under $25,000 and is for (A) generally, commercially available software that has not been materially modified or customized for the Company, or (B) not material to the Company. The Company Intellectual Property Agreements shall include, without limitation, (A) the license agreement between the Company and the Chinese University of Hong Kong (“CUHK”) dated 7 April 2016 bearing reference number TC1510006, and (B) the license agreement between the Company and CUHK dated 7 April 2016 bearing reference number TC1510005 (collectively, the license agreements in clause (A) and (B), the “CUHK Licenses”).
(v) “Company Owned Intellectual Property” means any and all Intellectual Property that is owned by any Group Company.
(vi) “Company Privacy Policies” means, collectively, any and all (A) of the Group Companies’ data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by any Group Company to any Person, (B) public representations (including representations on Company Websites), industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Company Data and (C) policies and obligations applicable to the Company relating to transfers of Company Data, including as a result of the Company’s certification under the EU-U.S. Privacy Shield Framework and the U.S.-Swiss Safe Harbor Framework.
(vii) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of any Group Company and all products or services currently under research, development or testing by the Company.
(viii) “Company Registered Intellectual Property” means the United States, international and non-U.S.: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered design rights, copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company.
(ix) “Company Websites” means all websites owned, operated or hosted by any Group Company or through which any Group Company conducts the Business (including those websites operated using the domain names listed in Schedule 2.10(c) of the Company Disclosure Letter).
(x) “Intellectual Property” means (A) Intellectual Property Rights; and (B) Proprietary Information and Technology.
(xi) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and design rights and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.
(xii) “Personal Data” means a natural Person’s (including a customer’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, or is otherwise considered personally identifiable information or personal data under Applicable Law.
(xiii) “Privacy Laws” means (A) each Applicable Law applicable to the protection or Processing or both of Personal Data, and includes the rules relating to the U.S.-EU/Switzerland Safe Harbor, the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Health Information Technology for Economic Clinical Health Act (HITECH), (B) guidance issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause (A) and (C) industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, e-mails, text messages or telemarketing.
(xiv) “Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.
(xv) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), information regarding physical or chemical or biological materials (such as, but not limited to, reagents, gene sequences, cell lines, media, antibodies, compounds, proteins and vectors) and techniques for their handling and use, invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, assays, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all embodiments of the foregoing.
(xvi) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.
(b) Status. To the knowledge of the Company, the Group Companies have full title and ownership of, or are duly licensed under or otherwise authorized to use, all Intellectual Property necessary to enable them to carry on the Business as currently conducted, free and clear of any Encumbrances and, to the knowledge of the Company, without infringement or misappropriation of the Intellectual Property of any third party. To the knowledge of the Company, the Company Intellectual Property collectively constitute all Intellectual Property necessary for Purchaser’s conduct of, or that are used in the Business as currently conducted without: (i) the need for Purchaser to acquire or license any other Intellectual Property Right and (ii) the breach or violation of any Contract to which the Company is a party. No Group Company has transferred ownership of, or granted any exclusive rights in, any Company

Intellectual Property to any third party. To the Knowledge of the Company, no third party has any ownership right, title, interest, claim in or lien on any of the Company-Owned Intellectual Property.
(c) Company Registered Intellectual Property. Schedule 2.10(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property and Company Intellectual Property that is licensed to the Company, and the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made. To the knowledge of the Company, each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or non-U.S. jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. The Company has provided to Purchaser tangible copies of all of the Company’s pending patent applications.
(d) No Assistance. At no time during the conception of or reduction to practice of any of the Company Owned Intellectual Property was any Group Company or to the knowledge of the Company, any developer or inventor of such Company Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party, in each case in relation to the development or invention of such Company Owned Intellectual Property that could adversely affect any Group Company’s rights in such Company Owned Intellectual Property. Except as listed in Schedule 2.10(d) of the Company Disclosure Letter, to the knowledge of the Company, at no time during the conception of or reduction to practice of any of the Company Intellectual Property that is licensed to the Company from the CUHK was any developer, inventor or other contributor to such Company Intellectual Property operating under any grants from any Governmental Entity (other than CUHK) or agency or private source, performing research sponsored by any Governmental Entity (other than CUHK) or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party (other than CUHK) and none of the Company Intellectual Property that is licensed to the Company from CUHK is subject to any obligations or restrictions of any Governmental Entity.
(e) Company Products. Schedule 2.10(e) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Group Companies, including any product or service currently under development and scheduled for commercial release within 90 days of the date of this Agreement, for each such Company Product (and each version thereof) identifying its release date. The Company is not in material breach of the terms and conditions of any Company Intellectual Property Agreements.
(f) [reserved]
(g) Invention Assignment Agreement. Each Group Company has secured from all (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development for any Group Company of any Intellectual Property that is material to the Business as currently conducted, and (ii) named inventors of patents and patent applications owned by any Group Company (any Person described in clause (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property, and to the knowledge of the Company and to the extent permissible under applicable laws, each Group Company has obtained the waiver of all non-assignable rights. Without limiting the foregoing, each Group Company has obtained written proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, where required under applicable laws, to the knowledge of the Company such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has provided to Purchaser copies of all forms of such disclosure and assignment documents currently and historically used by the Company and, in the case of patents and patent applications the Company has provided to Purchaser copies of all such assignments.
(h) No Violation. To the knowledge of the Company, no current or former employee, consultant, advisor or independent contractor of any Group Company: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non- disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, any Group Company or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for any Group Company that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.
(i) Confidential Information. Each Group Company has taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Group Companies (including trade secrets) or provided by any third party to any Group Company (“Confidential Information”). All current and former employees and contractors of each Group Company and any third party having access to Confidential Information have executed and delivered to a Group Company a written agreement regarding the protection of such Confidential Information. Each Group Company has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith. To the knowledge of the Company, no Group Company has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the possession, custody or control of any Group Company. To the knowledge of the Company there has not been any failure with respect to any of the computer systems, including software, used by any Group Company in the conduct of the Business, in each case that is material to the conduct of the Business. To the knowledge of the Company, there has been no Group Company or third-party breach of confidentiality.
(j) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company Intellectual Property or any Company Product by any third party. No Group Company has brought any Legal Proceeding for infringement or misappropriation of any Company Intellectual Property or Company Product. To the knowledge of the Company, the operation of the Business as currently conducted, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company Intellectual Property and (ii) the Group Companies’ use of any product, device, process or service used in the Business as currently conducted, (A) has not infringed, and does not infringe, misappropriate or violate any Third-Party Intellectual Property, or breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines, and (B) does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which any Group Company conducts its business or in which Company Products are manufactured, marketed, distributed, licensed or sold. No Group Company has been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that any Group Company has infringed, misappropriated, or violated or, by conducting the Business as currently conducted, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. To the knowledge of the Company, no Company Intellectual Property or Company Product is subject to any Legal Proceeding, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by any Group Company, or that, with the exception of patent prosecution-related communications, to the knowledge of the Company, may affect the validity, use or enforceability of any Company Intellectual Property. No Group Company has received any opinion of counsel that any Company Product or Company Intellectual Property or the operation of the business of the Company, as previously or currently conducted infringes or misappropriates any Third- Party Intellectual Property Rights.
(k) Licenses; Agreements. No Group Company has granted any options, licenses or agreements of any kind relating to any Company Intellectual Property, and no Group Company is bound by or a party to any option, license or agreement of any kind with respect to any of the Company Intellectual Property. Except as set forth on Schedule 2.10(k), no Group Company is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company Intellectual Property or any other property or rights.
(l) CUHK Licenses. (1) CUHK solely owns the patent applications identified in the CUHK Licenses and has obtained all rights from the inventors of the inventions claimed in such patent applications; (2) CUHK has the right to grant the licenses to Company as granted under the CUHK Licenses; and (3) CUHK has not granted any rights under the patent applications identified in the CUHK Licenses to a third party except rights in prenatal (fetal or maternal) diagnostics and/or prenatal (fetal or maternal) prognostics and/or prenatal (fetal or maternal) analysis and an internal research license (with no commercialization rights) to Sequenom, Inc., as identified in section 2.4.3 of each of the CUHK Licenses. Company has not granted any rights or (sub)licenses to any third party under the rights granted under the CUHK Licenses.
(m) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:
(i) each such agreement is valid and in force and has, where required under applicable laws, been duly recorded or registered;
(ii) no Group Company is (and no Group Company will be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in material breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Group Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;
(iii) to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in material breach thereof;
(iv) at and after the Closing, the Group Companies (as subsidiaries of Purchaser) will be permitted to exercise all of the Group Companies’ rights under the Company Intellectual Property Agreements to the same extent the Group Companies would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that any Group Company would otherwise be required to pay under the terms of such Intellectual Property Agreements;

(v) Company has not received any written notice of any disputes or Legal Proceedings (pending or threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by any Group Company thereunder;
(vi) no Company Intellectual Property Agreement requires any Group Company to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;
(vii) none of the Company Intellectual Property Agreements grants any third party rights to or under any Company Intellectual Property;
(viii) none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property;
(ix) no third party that has licensed Intellectual Property Rights to the Company that is material to the conduct of the Business as currently conducted has ownership or license rights to improvements or derivative works made by any Group Company in the Third-Party Intellectual Property that has been licensed to such Group Company, where such Group Company does not have rights to use or practice such improvements or derivative works.
(n) Non-Contravention. None of the execution and performance of this Agreement, the consummation of the Transactions and the assignment to Purchaser by operation of law or otherwise of any Contracts to which the any Group Company is a party or by which any of its assets is bound, will result in: (i) Purchaser or any of its Affiliates (other than any Group Company following the consummation of the Transactions) granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Purchaser or any of its Affiliates, (ii) Purchaser or any of its Affiliates (other than any Group Company following the consummation of the Transactions), being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Purchaser or any Group Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property.
(o) Personal Information.
(i) To the knowledge of the Company, the data, privacy and security practices of the Group Companies conform, and at all times have conformed, to all of the Company Privacy Commitments, Privacy Laws and Company Data Agreements. To the knowledge of the Company, each Group Company has at all times: (A) provided adequate notice and obtained any necessary consents from end users required for any Processing of Personal Data as conducted by or for the Company and (B) abided by any privacy choices (including as required by applicable Institutional Review Board (IRB)) relating to Personal Data (such obligations along with those contained in Company Privacy Policies, collectively, “Company Privacy Commitments”). To the knowledge of the Company, neither the execution, delivery and performance of this Agreement nor the taking over by Purchaser of all of the Company databases, Company Data and other information relating to the Company’s end users will cause, constitute, or result in a breach or violation of any Privacy Laws or Company Privacy Commitments, any Company Data Agreements or standard terms of service entered into by users of the Company Products.

(ii) To the knowledge of the Company, each Group Company has established and maintains appropriate technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Privacy Laws and Company Privacy Commitments that are designed to protect Company Data against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by any Group Company and its data processors.
(iii) To the knowledge of the Company, no breach, security incident or violation of any data security policy in relation to Company Data has occurred or is threatened, and there has been no unauthorized or unlawful Processing of any Company Data. To the knowledge of the Company, no circumstance has arisen in which: (A) Privacy Laws would require any Group Company to notify a Governmental Entity of a data security breach or security incident or (B) applicable guidance or codes of practice promulgated under Privacy Laws would recommend any Group Company to notify a Governmental Entity of a data security breach.
(iv) No Group Company has received or experienced and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including an end user): (A) alleging or confirming non- compliance with a relevant requirement of Privacy Laws or Company Privacy Commitments, (B) requiring or requesting any Group Company to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, any Group Company or (D) claiming compensation from any Group Company. No Group Company has been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Company Privacy Commitments.
(v) Schedule 2.10(o)(v) of the Company Disclosure Letter contains the complete list of notifications and registrations made by each Group Company under Privacy Laws with relevant Governmental Entities in connection with the Processing of Personal Data by any Group Company. All such notifications and registrations (including any Group Company’s certification under the U.S.-EU/Switzerland Safe Harbor) are valid, accurate, complete and fully paid up and, to the knowledge of the Company, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. To the knowledge of the Company, other than the notifications and registrations set forth on Schedule 2.10(o)(v) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Personal Data by any Group Company.
(vi) No Group Company has transferred or permitted the transfer of Personal Data originating in the EEA outside the EEA, except where such transfers have complied with the requirements of Privacy Laws and Company Privacy Commitments, including any Group Company’s certification under the U.S.-EU/Switzerland Safe Harbor.
2.11 Taxes.
(a) Each Group Company has properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), and has no Liability for Taxes in excess of the amount so paid. There is no claim for Taxes being asserted against any Group Company that has resulted in an Encumbrance against any of the assets or properties of any Group Company. All Taxes required to be withheld or paid by any Group Company in connection with amounts paid or owing to any employee of any Group Company have been duly and timely withheld or paid, and any such withheld Taxes have been either duly and timely paid to the proper Tax Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Tax Authority. There are no liens on or against any of the assets or properties of any Group Company. All Tax Returns were complete and accurate in all material respects and have been prepared in material compliance with Applicable Law.
(b) There are no disputes, unsettled or outstanding assessments or appeals in respect of Tax and no Group Company has within the last six years been subject to any Legal Proceeding or other dispute with any Tax Authority and there are no circumstances at Closing which may give rise to such an enquiry or dispute.
(c) The Company has made available to Purchaser true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies, adjustments, and proposed deficiencies and adjustments in respect of the Group Companies.
(d) The Financial Statements reserve or provide in full for all Taxes for which each Group Company was liable or able to be made liable in respect of all periods (or portions of periods) through the Company Balance Sheet Date in accordance with GAAP. No Group Company has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice subsequent to the Company Balance Sheet Date. No Group Company has any Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the Financial Statements. Proper provision has been made in the Financial Statements for deferred taxation in accordance with GAAP.
(e) There is (i) no past or pending audit, inquiry or investigation of, or Tax controversy associated with, any Tax affairs of any Group Company that has been or is being conducted by a Tax Authority, (ii) no extension of any statute of limitations on the assessment of any Taxes granted by any Group Company currently in effect and (iii) no agreement to any extension of time for filing any Tax Return that has not been filed.
(f) No Group Company is treated for any Tax purpose as resident in a country other than the country of its incorporation. No Group Company conducts business or has employees or a permanent establishment in any country other than the country of its incorporation. No Tax Authority in any jurisdiction in which any Group Company does not file Tax Returns has asserted that any Group Company is or may be subject to Tax in such jurisdiction. No Group Company (other than a Group Company organized in the United States) has ever been engaged in a “United States trade or business” within the meaning of Section 864 of the Code.
(g) No Group Company has, nor will be required to, include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under U.S. state, local or non-U.S. Tax laws as a result of transactions, events or accounting methods employed prior to the Stock Purchase.
(h) No Group Company is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and no Group Company has any Liability or potential Liability to another party under any such agreement. No Group Company has any Liability for the Taxes of any Person (other than itself) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

(i) No Group Company has consummated or participated in, and no Group Company is currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. No Group Company has participated in, nor is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of U.S. state, local, or non-U.S. law.
(j) No Group Company nor any predecessor of any Group Company has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation. No Group Company has entered into any tax allocation or sharing arrangement (including any arrangement under which Tax losses or Tax reliefs are surrendered or claimed or agreed to be surrendered or claimed) in respect of its profits, gains or losses and, except as provided in the Financial Statements, no Group Company is, or will be, under any obligation to make or repay or have any entitlement to receive any payment in respect of any period ending on or before the Closing Date under any such arrangement.
(k) No Group Company has received a Tax ruling from any Governmental Entity (including a private letter ruling from the IRS) (or any comparable Tax ruling from any other Governmental Entity).
(l) All capital expenditures incurred by any Group Company on the provision of machinery or plant or industrial buildings since the Company Balance Sheet Date and all such capital expenditure that may be incurred by any Group Company under any existing contract has qualified or will be capable of qualifying for capital allowances. Such allowances have been or will be made in taxing the trade of any Group Company.
(m) No Group Company has, since the Company Balance Sheet Date, made or provided, and no Group Company is under any obligation currently or in the future to make or provide, any payment of an income or revenue nature or any benefit, the cost of which will be prevented from being deductible for Tax purposes, whether as a deduction in computing the profits of a trade or as an expense of management or as a charge on income.
(n) No Group Company has entered into, or been party to, any scheme or arrangement the main purpose or one of the main purposes of which was to reduce, defer or postpone Tax, and no Group Company has acquired or disposed of any asset other than by way of a bargain at arm’s length.
(o) Neither entering into this Agreement nor Closing will result in the withdrawal of a stamp duty or stamp duty land tax relief granted on or before Closing which will affect any Group Company.
(p) Each Group Company does not own any interest in any controlled foreign corporation (as defined in Section 957 of the Code). No Group Company would be classified as a controlled foreign corporation (as defined in Section 957 of the Code) if its taxable year ended on the Closing Date.
(q) No election has ever been made by or on behalf of any Group Company pursuant to Section 301.7701-3 of the Treasury Regulations electing for any Group Company to be classified as a partnership or disregarded entity for United States federal Tax purposes.

(r) No Group Company will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to Section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date, or (vi) prepaid amount received on or prior to the Closing Date.
(s) With respect to each Group Company which is a “United States person” within the meaning of Section 7701(a)(30) of the Code, such Group Company is not, and it has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and such Group Company has filed with the IRS all statements, if any, that are required under Section 1.897- 2(h) of the Treasury Regulations.
(t) No Group Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the consummation of the Stock Purchase.
(u) With respect to each Group Company which is a “United States person” within the meaning of Section 7701(a)(30) of the Code or with respect to any Person subject to taxation under the Code, the Company has delivered to Purchaser true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Service Center with respect to any property that was initially subject to vesting (including shares of Company Capital Stock) issued by such Group Company or to such Person. No payment to any Selling Stockholder of any applicable portion of the Total Consideration payable pursuant to Section 1.5(a) and Section 1.5(c) will result in compensation or other income to any Selling Stockholder with respect to which Purchaser or the Company would be required to deduct or withhold any Taxes.
(v) With respect to each Group Company which is a “United States person” within the meaning of Section 7701(a)(30) of the Code or with respect to any Person subject to taxation under the Code, Schedule 2.11(v) to the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which such Group Company is a party or which covers such Person. Any nonqualified deferred compensation plans subject to Section 457A of the Code are listed on Schedule 2.11(z) of the Company Disclosure Letter.
(w) Each nonqualified deferred compensation plan to which such Group Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. All arrangements of any Group Company are in compliance with Section 457A of the Code and no payments thereunder are subject to the penalties of Section 457A of the Code.
(x) With respect to each Group Company which is a “United States person” within the meaning of Section 7701(a)(30) of the Code or with respect to any Company Option held by a Person subject to taxation under the Code, the exercise price of all Company Options held by any of such Group Company’s employees, non-employee directors, consultants or other service providers or any such Person subject to taxation under the Code is at least equal to the fair market value of the Company Ordinary Shares on the date such Company Options were granted, and neither the Group Company nor Purchaser has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All such Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.
(y) Each Group Company has (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471, 1472 and 3406 of the Code, or similar provisions under any other law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.
(z) The prices for any property or services (or for the use of any property) provided by or to each Group Company are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.
(aa) No independent contractor was or will be considered as an employee of the Company by an applicable Tax Authority.
(bb) Except as set forth on Schedule 2.11(bb) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary to which the Company is a party or by which the Company or its assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of U.S. state, local or non-U.S. Tax law) or be characterized as a “parachute payment” within the meaning of Section 280G of the Code.
2.12 Employee Benefit Plans and Employee Matters.
(a) Schedule 2.12(a) of the Company Disclosure Letter lists, with respect to the Company and (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) all material stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iii) all material bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (iv) all other material fringe or employee benefit plans, programs or arrangements and (v) all material employment, individual consulting, retention, change of control or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company remain for the benefit of any present or former employee, consultant or non-employee director of the Company, other than any such plan, program, or other arrangement mandated and maintained by a Governmental Entity (all of the foregoing described in clauses (i) through (v), collectively, the “Company Employee Plans”). Notwithstanding the foregoing, for purposes of the other representations in this Section 2.12, all references to Company Employee Plan shall include arrangements that would be listed in this Section 2.12(a) but for the “material” qualifiers in (ii), (iii), (iv), and (v), and shall include plans that are mandated by a Governmental Entity, but sponsored or contributed to by the Company or any Subsidiary thereof.
(b) The Company does not sponsor or maintain any self-funded Company Employee Plan, that provides medical or life insurance benefits, including any such plan to which a stop-loss policy applies. The Company has made available to Purchaser a true, correct and complete copy of each of the Company Employee Plans and related material plan documents (including, as applicable, trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents) and has, with respect to each Company Employee Plan that is subject to such ERISA reporting requirements, made available to Purchaser true, correct and complete copies of the Form 5500 reports filed for the last plan year. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has made available to Purchaser a true, correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Employee Plan, and, to the knowledge of the Company, nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.
(c) None of the Company Employee Plans promises or provides retiree medical or life insurance benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state or local law. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan that would reasonably be expected to result in material liability to the Company. Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), in each case, in all material respects. No Legal Proceeding is pending, or to the knowledge of the Company, is threatened, against or with respect to any Company Employee Plan, including any audit or inquiry by the IRS or U.S. Department of Labor that would reasonably be expected to result in material Liability to the Company.
(d) Neither the Company nor any current or former Subsidiary currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, or has any Liability (including as a result of being an ERISA Affiliate of another Person) with respect to any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
(e) Neither the Company nor any Subsidiary is a party to, or has made any contribution to or otherwise incurred any obligation under, or has any Liability (including as a result of being an ERISA Affiliate of another Person) with respect to any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.
(f) Except as set forth on Schedule 2.12(a) of the Company Disclosure Letter, no Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.
(g) Each Group Company is in compliance in all material respects with all Applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, employee benefits (including compensation of untaken vacation and rendered overtime), worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, Section 8 of the Asylum and Immigration Act 1996 and Sections 15-21 of the Immigration, Asylum and Nationality Act 2006 (as applicable) and, with respect to each Company Employee Plan, (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder. No Group Company is engaged in any unfair labor practice. No Group Company is liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. Each Group Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. No Group Company is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against any Group Company under any workers compensation plan or policy or for long term disability. No Group Company has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies or claims pending or, to the knowledge of the Company, threatened, between any Group Company and any of its employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.
(h) The Company has provided to Purchaser, with respect to each Group Company, true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment agreements, severance agreements and any other agreements relating to compensation (including all supplementary agreements), (iii) all forms of services agreements and agreements with current and former consultants and/or advisory board members, (iv) all forms of confidentiality, non- competition or inventions agreements between current and former employees/consultants and any Group Company (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) the most current management organization chart(s), (vi) a schedule of bonus commitments made to employees of the Group Companies, if any, and (vii) all forms of bonus plans and any form award agreements thereunder.
(i) No Group Company nor any former Affiliate or Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract or work agreements and no collective bargaining agreement is being negotiated by any Group Company, and no Group Company has any duty to bargain with any labor organization. No general promises made to all employees are valid and in force at any Group Company or any former Affiliates or Subsidiaries. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by any Group Company or former Affiliates or Subsidiaries. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize their respective employees or employees of any of its Affiliates and Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or its Affiliates and Subsidiaries pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business. Neither the Company nor, to the knowledge of the Company, any Subsidiaries, nor any of its Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company and its Affiliates and Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. No employee of any Group Company has been dismissed in the immediately preceding 12 months.
(j) Schedule 2.12(j) of the Company Disclosure Letter sets forth each non- competition agreement and non-solicitation agreement that binds any current or former employee or contractor of the Group Companies (other than those agreements entered into with newly-hired employees of the Company in the ordinary course of business consistent with past practice).
(k) No employee of any Group Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by a Group Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. No contractor of the Group Companies is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to a Group Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.12(k) of the Company Disclosure Letter, no employee of any Group Company has given notice to any Group Company and, to the knowledge of the Company, no employee of any Group Company intends to terminate his or her employment with the applicable Group Company. Except as set forth on Schedule 2.12(k) of the Company Disclosure Letter, the employment of each of the employees of the Group Companies is “at will” (except for non-U.S. employees of the Group Companies located in a jurisdiction that does not recognize the “at will” employment concept in those jurisdictions there is not in existence any contract of employment with any director or employee, nor any consultancy agreement, which provides for a notice period of more than three months) and the none of the Group Company have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, none of the Group Companies have, and to the knowledge of the Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Purchaser to make an offer of employment to any present or former employee or consultant of any Group Company, and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of any Group Company of any terms or conditions of employment with Purchaser following the Closing Date. There are no outstanding offers of employment or engagement made to any person by any of the Group Companies, and there is no one who has accepted an offer of employment or engagement made by any of them but who has not yet taken it up.
(l) The Company has provided to Purchaser a true, correct and complete list of the names, positions and rates of compensation of all officers, directors and employees of the Group Companies, showing each such individual’s name, position, annual remuneration, status as exempt/non- exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. The Company has provided to Purchaser the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, notice period, term of employment agreement, vacation entitlement, any material special circumstances (including pregnancy, maternity protection, parental leave, disability or military service or who are otherwise absent from work), benefits (including pension), and whether the employee was recruited from a previous employer. Schedule 2.12(l) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its and its Affiliates and Subsidiaries consultants, advisory board members and independent contractors and, for each, such individual’s compensation and the initial date of such individual’s engagement, whether such engagement has been terminated by written notice by either party thereto and the notice or termination provisions required to terminate such individual’s engagement. Every service provider of the Company or any Subsidiary who requires a visa, employment pass or other required permit to work in the country in which he is employed has a current employment pass or such other required permit and all necessary permission to remain in such country and perform services in that country. The Company and all Subsidiaries have obtained Forms I-9 from each employee who has ever provided services in the United States.
(m) There are no performance improvements, investigations or disciplinary actions contemplated or pending against any of the Group Companies.
(n) Each Group Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past two years, (i) no Group Company has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Group Company and (iii) no Group Company has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar U.S. state, local or non-U.S. law or regulation. No Group Company has caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period immediately preceding the Agreement Date. No Group Company is a party to or is bound by (in respect of any director or employee) by any redundancy payment scheme in the United Kingdom, in addition to statutory redundancy pay, nor is there any agreed procedure for redundancy selection.
(o) Except as set forth on Schedule 2.12(a) of the Company Disclosure Letter and as expressly provided under this Agreement, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant under any Company Employee Plan, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person in any material respect under any Company Employee Plan or (v) result in the forgiveness in whole or in part of any outstanding loans made by any Group Company to any current or former employee, director, independent contractor or consultant. Except as set forth on Schedule 2.12(a) of the Company Disclosure Letter, no amount paid or payable by any Group Company in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Code Section 280G or Code Section 4999 or will not be deductible by the Company and its Subsidiaries by reason of Code Section 280G.
2.13 Regulatory Matters.

(a) The Company holds all required approvals, licenses, permits or similar rights issuable by any Governmental Entity necessary for the conduct of the Business (the “Regulatory Permits”) and no such Regulatory Permit has been (i) revoked, withdrawn, suspended, canceled or terminated or (ii) modified in any materially adverse manner. Company has not received any written notice or other written communication from any Governmental Entity regarding any revocation, withdrawal, suspension, cancelation, termination or material modification of any Regulatory Permit.
(b) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Company, have been conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with Applicable Laws.
2.14 Insurance. Each Group Company maintains the policies of insurance and bonds set forth in Schedule 2.14 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.14 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond and the coverage amount. The Company has provided to Purchaser true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of any Group Company. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and each Group Company is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of such policies.
2.15 Books and Records. The Company has provided to Purchaser true, correct and complete copies of (a) all documents identified on the Company Disclosure Letter, (b) the Articles of Association, Certificate of Incorporation, Bylaws or equivalent organizational or governing documents of each Group Company, each as currently in effect, (c) the complete minute books containing records of all proceedings, consents, actions and meetings of the Board, committees of the Board and the Company Stockholders and the corresponding records of each Subsidiary, including any presentations and written materials provided thereto in connection with such proceedings, consents, actions and meetings, and (d) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of each Group Company. The minute books of each Group Company provided to Purchaser contain a true, correct and complete summary of all meetings of directors and of the Company Stockholders or actions by written consent since the time of organization of such Group Company through the Agreement Date. The books, records and accounts of each Group Company (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and (iv) accurately and fairly reflect the basis for the Financial Statements.
2.16 Material Contracts.
(a) Schedules 2.16(a)(i) through (xxiv) of the Company Disclosure Letter set forth a list of each of the following Contracts to which any Group Company is a party that are in effect on the Agreement Date (the “Material Contracts”):
(i) any Contract providing for payments by or to any Group Company (or under which any Group Company has made or received such payments) in the period since such Group Company’s inception in an aggregate amount of $25,000 or more;
(ii) any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by any Group Company;
(iii) other than “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $25,000 or less, all licenses, sublicenses and other Contracts to which any Group Company is a party and pursuant to which the Company acquired or is authorized to use any Third-Party Intellectual Property Rights used in the development, marketing or licensing of the Company Products;
(iv) any license, sublicense or other Contract to which any Group Company is a party and pursuant to which any Person is authorized to use any Company Intellectual Property Rights;
(v) any license, sublicense or other Contract pursuant to which any Group Company has agreed to any restriction on the right of any Group Company to use or enforce any Company Intellectual Property Rights or pursuant to which any Group Company agrees to encumber, transfer or sell rights in or with respect to any Company Intellectual Property Rights;
(vi) any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for any Group Company (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been provided to Purchaser);
(vii) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by any Group Company in the ordinary course of business consistent with past practice;
(viii) any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;
(ix) any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).
(x) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;
(xi) any separation agreement or severance agreement with any current or former employees under which the any Group Company has any actual or potential Liability;
(xii) any Contract for or relating to the employment or service of any director, officer, employee, consultant or beneficial owner of more than 5% of the total shares of Company Capital Stock or any other type of Contract with any of its officers, employees, consultants or beneficial owners of more than 5% of the total shares of Company Capital Stock, as the case may be, excluding (A) at-will employment offer letters, (B) consulting agreements that can be terminated by the Company on not more than 30 days’ notice, (C) Contracts providing for the grant or issuance of equity (including all associated financing agreements) and (D) form Contracts entered into in connection with employment or service, such as invention and assignment agreements;
(xiii) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property, (C) that limits or would limit the freedom of the Company or any of its successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by any Group Company of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services or (D) containing any “take or pay,” minimum commitments or similar provisions;
(xiv) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or assets of any Group Company or otherwise seeking to influence or exercise control over any Group Company;
(xv) any Contracts relating to the membership of, or participation by, any Group Company in, or the affiliation of any Group Company with, any industry standards group or association;
(xvi) any settlement agreement with respect to any Legal Proceeding;
(xvii) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Stock Purchase or the other Transactions, either alone or in combination with any other event;
(xviii) any Contract or plan (including any stock option, share scheme, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of any Group Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor;
(xix) any Contract with any trade union, works council, labor union or any collective bargaining agreement or similar contract with its employees;
(xx) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;
(xxi) any Contract of guarantee, surety, support, assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;
(xxii) any Contract for capital expenditures in excess of $50,000 in the aggregate;
(xxiii) any Contract pursuant to which any Group Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $25,000 per annum; and

(xxiv) any Contract pursuant to which any Group Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any ownership interest in any other Person.
(b) All Material Contracts are in written form. Each Group Company has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract to which it is a party. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to any Group Company or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of any Group Company under any Material Contract or (D) the right to cancel, terminate or modify any Material Contract. No Group Company has received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. No Group Company has any Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been provided to Purchaser at least three Business Days prior to the Agreement Date.
2.17 Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions based on arrangements made by or on behalf of the Company.
2.18 Anti-Corruption Law.
(a) No Group Company nor any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of such Group Company, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) engaged in any other activity, practice or conduct or has taken any other action or inaction, directly or indirectly, which would constitute an offense under any Anti-Corruption Law or (ii) offered, paid, given, promised to pay or give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (I) influencing any act or decision of any Government Official, (II) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (III) securing any improper advantage or (IV) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.
(b) Each Group Company (i) has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, (ii) there have been no false or fictitious entries made in the books and records of any Group Company relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) no Group Company has established or maintained a secret or unrecorded fund or account.
(c) No Group Company has conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Entity, or been the subject of any Legal Proceedings or received any notice or citation from any Governmental Entity related to alleged violations of Applicable Law including any Anti-Corruption Law.
(d) No Governmental Official and no close relative or family member of a Governmental Official (i) holds or will hold an ownership or other economic interest, direct or indirect in any Group Company, (ii) serves as a Representative of any Group Company, or (iii) will receive any economic benefit as a result of the Transactions.
2.19 Environmental, Health and Safety Matters.
(a) Each Group Company is in compliance with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the knowledge of the Company, any threatened allegations by any Person that the properties or assets of the Group Companies are not, or that their business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. No Group Company has retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of any Group Company with respect to Environmental, Health and Safety Requirements.
(b) The Company has made available to Purchaser a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting any Group Company that are in the possession or control of the Company, each of which is identified in Schedule 2.19(b) of the Company Disclosure Letter.
2.20 Export Control Laws. Each Group Company has conducted its export transactions in accordance in all respects with applicable provisions of European Union, United Kingdom and United States export and re-export controls, including the European Union Dual-Use Regulation (Council Regulation (EC) No 428/2009), Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the U.S. Department of Commerce and/or the U.S. Department of State and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing: (i) the Group Companies have obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) each Group Company is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against any Group Company with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to any Group Company’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Purchaser are required, except for such Export Approvals that can be obtained expeditiously and without material cost.
2.21 Interested-Party Transactions. None of the Founders, officers and directors of any Group

Company and, to the knowledge of the Company, none of the other employees of the Group Companies, any Company Stockholders, or any of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, any Group Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which any Group Company or any of its assets is bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Stockholders under Applicable Law.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE INITIAL SELLING STOCKHOLDERS
Each Initial Selling Stockholder represents and warrants, solely as to himself, herself or itself, to Purchaser as follows:
3.1 Organization and Standing. If such Initial Selling Stockholder is an entity, such Initial Selling Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Initial Selling Stockholder has all requisite power and authority (if such Initial Selling Stockholder is an entity) or legal capacity (if such Initial Selling Stockholder is a natural person) to enter into this Agreement, and each other deed, agreement, document or certificate to which he or it may become a party pursuant to this Agreement, and to perform his or its obligations under this Agreement and each other such deed, agreement, document or certificate. The execution and delivery of this Agreement and each such deed, agreement, document or certificate by such Initial Selling Stockholder and the consummation by such Initial Selling Stockholder of the transactions contemplated hereby and thereby have been duly authorized by all necessary action, if any, on the part of such Initial Selling Stockholder (or its board of directors or similar governing body, as applicable), and no other actions or proceedings on the part of such Initial Selling Stockholder are necessary to authorize the execution and delivery by such Initial Selling Stockholder of this Agreement and the consummation by such Initial Selling Stockholder of the Transactions.
3.2 Authority; Non-contravention.
(a) This Agreement has been duly executed and delivered by such Initial Selling Stockholder. This Agreement is a valid and legally binding obligation, enforceable against such Initial Selling Stockholder in accordance with its terms (assuming the due execution and delivery of this Agreement by the other parties hereto), except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) the effect of rules of law governing the availability of equitable remedies.
(b) The execution, delivery and performance by such Initial Selling Stockholder of this Agreement does not, and the consummation of the Transactions will not, (i) result in the creation of any lien on any of the material assets of the Company or any shares of Company Capital Stock, (ii) require notice to, or the consent of any person under, any Contract or Order to which such Initial Selling Stockholder is a party or by which such Initial Selling Stockholder is, or any of his or its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or delay consummation of the Stock Purchase or otherwise prevent or delay such Initial Selling Stockholder from performing his or its obligations under this Agreement or (iii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, or result in the creation of any lien upon such Initial Selling Stockholder’s shares of Company Capital Stock.
(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to such Initial Selling Stockholder in connection with the execution and delivery of this Agreement or the consummation of the Transactions that would reasonably be expected to adversely affect the ability of such Initial Selling Stockholder to consummate the Stock Purchase or any of the other Transactions.
3.3 Title to Company Capital Stock. Such Initial Selling Stockholder has good and valid title to such shares of Company Capital Stock (as set forth on such Initial Selling Stockholder’s signature page to this Agreement), free and clear of all Encumbrances, options, warrants and purchase rights that would adversely affect the Stock Purchase, this Agreement or the exercise or fulfillment of the rights and obligations of Purchaser, the Company or such Initial Selling Stockholder under this Agreement. At the Closing, such Initial Selling Stockholder shall deliver to Purchaser good and valid title to the Purchased Shares held by such Initial Selling Stockholder, free and clear of all Encumbrances, options, warrants and purchase rights. Such Initial Selling Stockholder’s shares of Company Capital Stock constitutes such Initial Selling Stockholder’s entire interest in the Equity Interests in the Company and such Initial Selling Stockholder does not have the right to acquire, directly or indirectly, any other Equity Interest in the Company. Such Initial Selling Stockholder is not a party to any option, warrant, purchase right or other Contract that could require such Initial Selling Stockholder to sell, transfer, or otherwise dispose of any shares of Company Capital Stock (other than this Agreement). No person not a signatory to this Agreement has a beneficial interest in or a right to acquire any of such Initial Selling Stockholder’s shares of Company Capital Stock (other than, if such Initial Selling Stockholder is a married individual and resides in a state with community property laws, the community property interest of his spouse to the extent applicable under such community property laws).
3.4 Litigation. There are no Legal Proceedings or claims pending or, to the knowledge of such Initial Selling Stockholder, threatened against such Initial Selling Stockholder that seek to restrain or enjoin the consummation of the transactions contemplated hereby. There is no Order against such Initial Selling Stockholder that seeks to restrain or enjoin the consummation of the Stock Purchase.
3.5 Solvency. Such Initial Selling Stockholder is not bankrupt or insolvent and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Initial Selling Stockholder’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The consummation of the Stock Purchase and the Transactions contemplated hereby shall not constitute a fraudulent transfer by such Initial Selling Stockholder under Applicable Law, including laws relating to bankruptcy and insolvency of such Initial Selling Stockholder.
3.6 Tax Matters. Such Initial Selling Stockholder has had an opportunity to review with his or its own tax advisors the Tax consequences of the Stock Purchase and the Transactions contemplated hereby. Such Initial Selling Stockholder understands that he or it must rely solely on his or its advisors and not on any statements or representations made by Purchaser, the Company or any of their lawyers, advisors, agents or representatives. Such Initial Selling Stockholder understands that such Initial Selling Stockholder (and not Purchaser or the Company) shall be responsible for any Tax liability for such Initial Selling Stockholder that may arise as a result of the Stock Purchase and the Transactions contemplated hereby.

3.7 Accredited Investor. Such Initial Selling Stockholder, to the extent also a Founder or a Company Preferred Stockholder, is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act (as defined in Rule 501(h) of Regulation D promulgated under the Securities Act).
3.8 Acknowledgment. Such Initial Selling Stockholder acknowledges that such Initial Selling Stockholder has received a copy of the Agreement and familiarized himself, herself or itself with the terms and conditions contained herein, including provisions relating to payment of the cash consideration to be paid to such Initial Selling Stockholder pursuant to Section 1.5(a) and Section 1.5(c) and the indemnification obligations of such Initial Selling Stockholder pursuant to Article IX.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Subject to the disclosures set forth in the disclosure letter of Purchaser delivered to the Company concurrently with the execution of this Agreement (the “Purchaser Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article IV to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by Purchaser to the Company under this Article IV), and except as contemplated by this Agreement and/or in connection with the Transactions, Purchaser represents and warrants to the Company and the Initial Selling Stockholders as follows:
4.1 Organization, Good Standing, Corporate Power and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as presently conducted and as presently proposed to be conducted. Purchaser is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.
4.2 Capitalization.
(a) The authorized capital of Purchaser consists, as of the Agreement Date, of:
(i) 710,000,000 shares of Class A Common Stock, $0.001 par value per share (“Purchaser Class A Common Stock”), 100,469,279 of which are issued and outstanding as of the Agreement Date, and 30,000,000 shares of Class B Common Stock, $0.001 par value per share (“Purchaser Class B Common Stock”), 24,989,397 shares of which are issued and outstanding immediately prior to the Initial Closing (collectively, the “Purchaser Common Stock”). All of the outstanding shares of Purchaser Common Stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws. Purchaser holds no Purchaser Common Stock in its treasury.
(ii) 509,100,000 shares of Preferred Stock (the “Purchaser Preferred Stock”), of which 85,000,000 shares have been designated Series A Preferred Stock (“Purchaser Series A Stock”), 85,000,000 of which are issued and outstanding immediately prior to the Initial Closing, and 424,100,000 shares have been designated Purchaser Series B Stock, 247,377,462 of which are issued and outstanding immediately as of the Agreement Date. None of the rights, privileges and preferences of the Preferred Stock, as stated in the Purchaser’s Restated Certificate of Incorporation (the “Restated Certificate”), as in effect as of the Agreement Date, are prohibited by the Delaware General Corporation

Law. As of the Agreement Date, each outstanding share of Purchaser Preferred Stock will initially be convertible into one (1) share of Common Stock.
(b) Purchaser has reserved an aggregate of 82,860,541 shares of Purchaser Common Stock for issuance to officers, directors, employees and consultants of Purchaser pursuant to its 2016 Equity Incentive Plan duly adopted by the Purchaser’s board of directors and approved by the requisite stockholders (the “Stock Plan”). Of such reserved shares of Purchaser Common Stock, 24,989,397 shares of Purchaser Class B Common Stock and 11,228,400 shares of Purchaser Class A Common Stock have been issued pursuant to restricted stock purchase agreements as of the Agreement Date, options to purchase 13,486,030 shares of Purchaser Class A Common Stock have been granted and are currently outstanding as of the Agreement Date, and 33,686,714 shares of Purchaser Common Stock remain available for issuance to officers, directors, employees and consultants pursuant to the Stock Plan as of the Agreement Date. Purchaser has furnished to the Company complete and accurate copies of the Stock Plan and forms of agreements used thereunder.
(c) Except for (A) the conversion privileges of the Purchaser Preferred Stock, (B) the rights provided in Section 4 of the Purchaser Investors’ Rights Agreement and (C) the securities and rights described in Section 4.2(a)(ii) and Section 4.2(c) of the Purchaser Disclosure Letter (if any), there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from Purchaser any shares of Purchaser Common Stock or Purchaser Preferred Stock, or any securities convertible into or exchangeable for shares of Purchaser Common Stock or Purchaser Preferred Stock. All outstanding shares of Purchaser Common Stock and all shares of Purchaser Common Stock underlying outstanding options are subject to (i) a right of first refusal in favor of Purchaser upon any proposed transfer (other than transfers for estate planning or similar purposes) and (ii) a lock-up or market standoff agreement of not less than 180 days following Purchaser’s initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act. All outstanding shares of the Purchaser Preferred Stock are subject to a lock-up or market standoff agreement of not less than 180 days following Purchaser’s initial public offering pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act.
(d) None of Purchaser’s stock purchase agreements or stock option documents contains a provision for acceleration of vesting (or lapse of a repurchase right) or other changes in the vesting provisions or other terms of such agreement or understanding upon the occurrence of any event or combination of events, including in the case where Purchaser’s Stock Plan is not assumed in an acquisition. Purchaser has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Except as set forth in the Restated Certificate, Purchaser has no obligation (contingent or otherwise) to purchase or redeem any of its capital stock.
4.3 Subsidiaries. Purchaser does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. Purchaser is not a participant in any joint venture, partnership or similar arrangement.
4.4 Authorization. All corporate action required to be taken by Purchaser’s board of directors and stockholders in order to authorize Purchaser to enter into the Transaction Documents, and to issue the shares of Purchaser Series B Stock issuable pursuant to this Agreement and the Purchaser Class A Common Stock issuable upon conversion of the shares of Purchaser Series B Stock issuable pursuant to this Agreement, has been taken or will be taken prior to the Closing. All action on the part of the officers of Purchaser necessary for the execution and delivery of the Transaction Documents, the performance of all obligations of Purchaser under the Transaction Documents to be performed as of the Closing, and the issuance and delivery of the shares of Purchaser Series B Stock issuable pursuant to this Agreement has been taken or will be taken prior to the Closing. The Transaction Documents, when executed and delivered by Purchaser, shall constitute valid and legally binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Purchaser Investors’ Rights Agreement and the indemnification agreements to which Purchaser is a party may be limited by applicable federal or state securities laws.
4.5 Valid Issuance of Shares.
(a) The shares of Purchaser Series B Stock issuable pursuant to this Agreement, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Company and the Initial Selling Stockholders in Article 2 and Article 3 and subject to the filings described in Section 4.6 below, the shares of Purchaser Series B Stock issuable pursuant to this Agreement will be issued in compliance with all applicable federal and state securities laws. The Purchaser Class A Common Stock issuable upon conversion of the shares of Purchaser Series B Stock issuable pursuant to this Agreement has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Certificate, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Company and the Initial Selling Stockholders in Article 2 and Article 3, and subject to Section 4.5(b) below, the Purchaser Class A Common Stock issuable upon conversion of the shares of Purchaser Series B Stock issuable pursuant to this Agreement will be issued in compliance with all applicable federal and state securities laws. For accounting purposes, the Purchaser Series B Stock is classified as equity and not as debt.
(b) No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to Purchaser or, to Purchaser’s knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.
4.6 Governmental Consents and Filings. Assuming the accuracy of the representations made by the Company and the Initial Selling Stockholders in Article 2 and Article 3, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of Purchaser in connection with the consummation of the transactions contemplated by this Agreement, except for any filings that may be required pursuant to Regulation D of the Securities Act, and applicable state securities laws, which to the extent required have been made or will be made in a timely manner.
4.7 Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or to Purchaser’s knowledge, currently threatened in writing (i) against Purchaser or any officer or director of Purchaser arising out of such officer’s or director’s employment or board relationship with Purchaser; (ii) to Purchaser’s knowledge, that questions the validity of the Transaction Documents or the right of Purchaser to enter into them, or to consummate the transactions contemplated by the Transaction Documents; or (iii) to Purchaser’s knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to Purchaser. Neither Purchaser nor, to Purchaser’s knowledge, any of its officers or directors is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality (in the case of officers or directors, such as would affect Purchaser). There is no action, suit, proceeding or investigation by Purchaser pending or which Purchaser intends to initiate. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing (or any basis therefor known to Purchaser) involving the prior employment of any of Purchaser’s employees, their services provided in connection with Purchaser’s business, any information or techniques allegedly proprietary to any of their former employers or their obligations under any agreements with prior employers.
4.8 Intellectual Property. Purchaser owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all Purchaser Intellectual Property without any known conflict with, or infringement of, the rights of others. To Purchaser’s knowledge, no product or service marketed or sold (or proposed to be marketed or sold) by Purchaser violates or will violate any license or infringes or will infringe any intellectual property rights of any other party. Other than with respect to generally commercially available software products under standard end-user object code license agreements, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to Purchaser Intellectual Property, nor is Purchaser bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person. Purchaser has not received any communications alleging that Purchaser has violated, or by conducting its business, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets, mask works or other proprietary rights or processes of any other Person. Purchaser has obtained and possesses valid licenses to use all of the software programs present on the computers and other software- enabled electronic devices that it owns or leases or that it has otherwise provided to its employees for their use in connection with Purchaser’s business. To Purchaser’s knowledge, it will not be necessary to use any inventions of any of its employees or consultants (or Persons it currently intends to hire) made prior to their employment by Purchaser. Each current and former employee and consultant has assigned to Purchaser all intellectual property rights he or she owns that are related to Purchaser’s business as now conducted and as presently proposed to be conducted. Section 4.8 of the Purchaser Disclosure Letter lists all Purchaser Intellectual Property that is registered with a governmental entity. Purchaser has not embedded any open source, copyleft or community source code in any of its products generally available or in development, including but not limited to any libraries or code licensed under any General Public License, Lesser General Public License or similar license arrangement in a manner that would require (or purport to require) the distribution of the source code of such software or prohibit (or purport to prohibit) Purchaser from charging for the distribution or use of the software or otherwise limit such software’s use for commercial purposes. For purposes of this Section 4.8, Purchaser shall be deemed to have knowledge of a patent right if Purchaser has actual knowledge of the patent right or would be found to be on notice of such patent right as determined by reference to United States patent laws.
4.9 Compliance with Other Instruments. Purchaser is not in violation or default (i) of any provisions of its Restated Certificate or Bylaws, (ii) in any material respect, of any instrument, judgment, order, writ or decree, or (iii) in any material respect, under any lease, agreement, contract or purchase order to which it is a party or by which it is bound that is required to be listed on the Purchaser Disclosure Letter, or (iv) to its knowledge, of any provision of federal or state statute, rule or regulation applicable to Purchaser, the violation of which would have a Material Adverse Effect with respect to Purchaser. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (i) a material default under any such provision, instrument, judgment, order, writ, decree, contract or agreement; or (ii) an event which results in the creation of any material lien, charge or encumbrance upon any assets of Purchaser or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to Purchaser.
4.10 Agreements; Actions.
(a) Except for the Transaction Documents, there are no agreements, understandings, instruments, contracts or proposed transactions to which Purchaser is a party or by which it is bound that involve: (i) obligations (contingent or otherwise) of, or payments to, Purchaser in excess of $250,000, (ii) the license of any patent, copyright, trademark, trade secret or other proprietary right to or from Purchaser other than licenses with respect to widely commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (iii) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other Person that limit Purchaser’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (iv) indemnification by Purchaser with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a “Purchaser Material Agreement”). Purchaser is not in material breach of or default under any Purchaser Material Agreement and, to Purchaser’s knowledge, there is no current claim or threat that Purchaser is or has been in material breach of or default under any Purchaser Material Agreement. Each Purchaser Material Agreement is in full force and effect and is enforceable by Purchaser in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors’ rights generally or (ii) the effect of rules of law governing the availability of equitable remedies. To Purchaser’s knowledge, no other party to a Purchaser Material Agreement is in material default thereunder or in actual or anticipated material breach thereof.
(b) Purchaser has not (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock, (ii) incurred any indebtedness for money borrowed or incurred any other liabilities individually in excess of $150,000 or in excess of $300,000 in the aggregate, (iii) made any loans or advances to any Person, other than ordinary advances for travel expenses, or (iv) sold, exchanged or otherwise disposed of any of its assets or rights, other than the sale of its inventory in the ordinary course of business. For the purposes of (a) and (b) of this Section 4.10, all indebtedness, liabilities, agreements, understandings, instruments, contracts and proposed transactions involving the same Person (including Persons Purchaser has reason to believe are affiliated with each other) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsection.
(c) Purchaser is not a guarantor or indemnitor of any indebtedness of any other Person.
4.11 Certain Transactions.
(a) Other than (i) standard employee benefits generally made available to all employees, (ii) standard director and officer indemnification agreements approved by the Purchaser’s board of directors, and (iii) the purchase of shares of Purchaser’s capital stock and the issuance of options to purchase shares of Purchaser Common Stock, in each instance, approved in the written minutes of the Purchaser’s board of directors, there are no agreements, understandings or proposed transactions between Purchaser and any of its officers, directors or consultants, or any Affiliate thereof.

(b) Purchaser is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of Purchaser’s directors or officers, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to Purchaser or, to Purchaser’s knowledge, have any (i) material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of Purchaser’s customers, suppliers, service providers, joint venture partners, licensees and competitors, (ii) direct or indirect ownership interest in any firm or corporation with which Purchaser is affiliated or with which Purchaser has a business relationship, or any firm or corporation which competes with Purchaser except that directors, officers, employees or stockholders of Purchaser may own stock in (but not exceeding two percent (2%) of the outstanding capital stock of) publicly traded companies that may compete with Purchaser; or (iii) material financial interest in any material contract with Purchaser.
4.12 Rights of Registration and Voting Rights. Except as provided in the Purchaser Investors’ Rights Agreement, Purchaser is not under any obligation to register under the Securities Act any of its currently outstanding securities or any securities issuable upon exercise or conversion of its currently outstanding securities. To Purchaser’s knowledge, except as contemplated in the Purchaser Voting Agreement, no stockholder of Purchaser has entered into any agreements with respect to the voting of capital shares of Purchaser.
4.13 Property. The property and assets that Purchaser owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current Taxes that are not yet due and payable and encumbrances and liens that arise in the ordinary course of business and do not materially impair Purchaser’s ownership or use of such property or assets. With respect to the property and assets it leases, Purchaser is in compliance with such leases and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances other than those of the lessors of such property or assets. Purchaser does not own any real property.
4.14 Financial Statements. Purchaser has made available to each Company Securityholder its unaudited financial statements (including balance sheet, income statement and statement of cash flows) as of March 31, 2017 and for the three-month period then ended (collectively, the “Purchaser Financial Statements”). The Purchaser Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except that the unaudited Purchaser Financial Statements may not contain all footnotes required by generally accepted accounting principles. The Purchaser Financial Statements fairly present in all material respects the financial condition and operating results of Purchaser as of the dates, and for the periods, indicated therein. Except as set forth in the Purchaser Financial Statements, Purchaser has no material liabilities or obligations, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business subsequent to March 31, 2017 that are not material, individually or in the aggregate, and in each case which liabilities and obligations do not exceed $150,000 individually or $300,000 in the aggregate, (b) obligations under contracts and commitments incurred in the ordinary course of business and (c) liabilities and obligations of a type or nature not required under generally accepted accounting principles to be reflected in the Purchaser Financial Statements.
4.15 Changes. Since March 31, 2017, there has not been:
(a) any change in the assets, liabilities, financial condition or operating results of Purchaser from that reflected in the Financial Statements, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect with respect to Purchaser;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Material Adverse Effect with respect to Purchaser;
(c) any waiver or compromise by Purchaser of a valuable right or of a material debt owed to it;
(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by Purchaser, except in the ordinary course of business and the satisfaction or discharge of which would not have a Material Adverse Effect with respect to Purchaser;
(e) any material change to a material contract or agreement by which Purchaser or any of its assets is bound or subject;
(f) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;
(g) any resignation or termination of employment of any officer of Purchaser;
(h) any mortgage, pledge, transfer of a security interest in, or lien, created by Purchaser, with respect to any of its material properties or assets, except liens for Taxes not yet due and payable and liens that arise in the ordinary course of business and do not materially impair Purchaser’s ownership or use of such property or assets;
(i) any loans or guarantees made by Purchaser to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;
(j) any declaration, setting aside or payment or other distribution in respect of any of Purchaser’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by Purchaser;
(k) any sale, assignment or transfer of any Purchaser Intellectual Property that could reasonably be expected to result in a Material Adverse Effect with respect to Purchaser;
(l) receipt of notice that there has been a loss of, or material order cancellation by, any major customer of Purchaser;
(m) to Purchaser’s knowledge, any other event or condition of any character, other than events affecting the economy or Purchaser’s industry generally, that could reasonably be expected to result in a Material Adverse Effect with respect to Purchaser; or
(n) any arrangement or commitment by Purchaser to do any of the things described in this Section 4.15.
4.16 Employee Matters.
(a) As of the Agreement Date, Purchaser employs 188 full time employees and one part-time employee.
(b) To Purchaser’s knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee’s ability to promote the interest of Purchaser or that would conflict with Purchaser’s business. Neither the execution or delivery of the Transaction Documents, nor the carrying on of Purchaser’s business by the employees of Purchaser, nor the conduct of Purchaser’s business as now conducted and as presently proposed to be conducted, will, to Purchaser’s knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.
(c) Purchaser is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants or independent contractors. Purchaser has complied in all material respects with all applicable state and federal equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification and collective bargaining. Purchaser has withheld and paid to the appropriate governmental entity or is holding for payment not yet due to such governmental entity all amounts required to be withheld from employees of Purchaser and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.
(d) The employment of each employee of Purchaser is terminable at the will of Purchaser. Except as set forth in Section 4.16(d) of the Purchaser Disclosure Letter or as required by law, upon termination of the employment of any such employees, no severance or other payments will become due. Except as set forth in Section 4.16(d) of the Purchaser Disclosure Letter, Purchaser has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.
(e) Purchaser has not made any representations regarding equity incentives to any officer, employee, director or consultant that are inconsistent with the share amounts and terms set forth in the minutes of meetings of Purchaser’s board of directors.
(f) Section 4.16(f) of the Purchaser Disclosure Letter sets forth each employee benefit plan maintained, established or sponsored by Purchaser, or which Purchaser participates in or contributes to, which is subject to ERISA. Purchaser has made all required contributions and has no liability to any such employee benefit plan, other than liability for health plan continuation coverage described in Part 6 of Title I(B) of ERISA, and has complied in all material respects with all applicable laws for any such employee benefit plan.
(g) Purchaser is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written or oral, express or implied, contract, commitment or arrangement with any labor union, and no labor union has requested or, to the knowledge of Purchaser, has sought to represent any of the employees, representatives or agents of Purchaser. There is no strike or other labor dispute involving Purchaser pending, or to Purchaser’s knowledge, threatened, which could have a Material Adverse Effect with respect to Purchaser, nor is Purchaser aware of any labor organization activity involving its employees.
(h) To Purchaser’s knowledge, none of the directors of Purchaser has been (a) subject to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his business or property; (b) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (c) subject to any order, judgment or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (d) found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities, commodities, or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.
4.17 Tax Returns and Payments. There are no federal, state, county, local or foreign taxes due and payable by Purchaser which have not been timely paid. There are no accrued and unpaid federal, state, county, local or foreign Taxes of Purchaser which are due, whether or not assessed or disputed. There have been no examinations or audits of any Tax returns or reports by any applicable federal, state, local or foreign governmental agency. Purchaser has duly and timely filed all federal, state, county, local and foreign Tax returns required to have been filed by it and there are in effect no waivers of applicable statutes of limitations with respect to Taxes for any year.
4.18 Insurance. Purchaser has in full force and effect fire and casualty insurance policies with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed.
4.19 Employee Agreements. Each current and former employee, consultant and officer of Purchaser has executed an agreement with Purchaser regarding confidentiality and proprietary information substantially in the form or forms delivered to the counsel for the Purchasers (the “Confidential Information Agreements”). No current or former employee whose primary responsibility was technological innovation has excluded works or inventions necessary to Purchaser’s business from his or her assignment of inventions pursuant to such employee’s Confidential Information Agreement. Purchaser is not aware that any of its employees is in violation of any agreement covered by this Section 4.19.
4.20 Permits. Purchaser has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which could reasonably be expected to have a Material Adverse Effect with respect to Purchaser. Purchaser is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.
4.21 Corporate Documents. The Restated Certificate is the currently effective certificate of incorporation of Purchaser. The Bylaws of Purchaser are in the form provided to the Purchasers. The copy of the minute books of Purchaser provided to the Purchasers contains minutes of all meetings of directors and stockholders and all actions by written consent without a meeting by the directors and stockholders since the date of incorporation and accurately reflects in all material respects all actions by the directors (and any committee of directors) and stockholders with respect to all transactions referred to in such minutes.
4.22 83(b) Elections. To Purchaser’s knowledge, all elections and notices under Section 83(b) of the Code have been or will be timely filed by all individuals who have acquired unvested shares of Purchaser Common Stock.
4.23 Real Property Holding Corporation. Purchaser is not now and has never been a “United States real property holding corporation” as defined in the Code and any applicable regulations promulgated thereunder. Purchaser has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under such regulations.
4.24 FDA.

(a) Purchaser possesses all material permits, licenses, registrations, certificates, authorizations, orders and approvals from the appropriate federal, state or foreign regulatory authorities necessary to conduct its business, including all such permits, licenses, registrations, certificates, authorizations, orders and approvals required by the U.S. Food and Drug Administration (the “FDA”) or any other federal, state or foreign agencies or bodies engaged in the regulation of pharmaceuticals or biohazardous materials. Purchaser has not received written notice of proceedings relating to the suspension, modification, revocation or cancellation of any such permit, license, registration, certificate, authorization, order or approval. Neither Purchaser nor, to Purchaser’s knowledge, any officer, employee or agent of Purchaser has been convicted of any crime or engaged in any conduct that has previously caused or would reasonably be expected to result in (A) disqualification or debarment by the FDA under 21 U.S.C. Sections 335(a) or (b), or any similar law, rule or regulation of any other Governmental Entities, or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar law, rule or regulation of any Governmental Entities.
(b) Purchaser has a documented internal quality audit schedule to monitor its quality management system that meets the Quality System Regulation, or QSR, for medical devices found under 21 CFR Part 820, has not received any post- or pre-inspection FDA notices related to its operations or the conduct of its business as now or proposed to be conducted, and has not been contacted by the FDA, formally or informally, to discuss with the FDA such agency’s concerns related to the current or proposed conduct of Purchaser’s business or operations. Specifically, Purchaser is in compliance with, and has not received notices of violation or other warnings with respect to, the Food Drug and Cosmetic (“FD&C”) Act, including any Form 483 notices of violation. To Purchaser’s knowledge, it is (i) in compliance or, prior to offering its liquid biopsy or sequencing technology and software to identify free floating circulating tumor DNA (ctDNA) in the blood stream for early cancer detection to the medical professional or direct to patient markets, will be in compliance with all FD&C and FDA regulatory accreditation requirements, including any applicable requirements that human blood samples be processed in Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified laboratories and/or College of American Pathologists, or CAP, accredited laboratories.
4.25 FCPA; Anti-Bribery; OFAC.
(a) Neither Purchaser nor any of Purchaser’s directors, officers, employees or agents have, directly or indirectly, made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party or official thereof or candidate for foreign political office for the purpose of (i) influencing any official act or decision of such official, party or candidate, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign governmental authority, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) above in order to assist Purchaser or any of its affiliates in obtaining or retaining business for or with, or directing business to, any person. Neither Purchaser nor any of its directors, officers, employees or agents have made or authorized any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any law, rule or regulation. Purchaser further represents that it has maintained, and has caused each of its subsidiaries and affiliates to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) to ensure compliance with the FCPA or any other applicable anti-bribery or anti-corruption law. Neither Purchaser, or, to Purchaser’s knowledge, any of its officers, directors or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the FCPA or any other anti-corruption law.

(b) None of Purchaser, or, to Purchaser’s knowledge, any director, officer, agent, employee or person acting on behalf of Purchaser is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and neither Purchaser nor any subsidiary of Purchaser will directly or indirectly use the proceeds from the sale of the Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary of Purchaser, joint venture partner or other person or entity, towards any sales or operations in any country sanctioned by OFAC or, to Purchaser’s knowledge, for the purpose of financing the activities of any person subject to any U.S. sanctions administered by OFAC.
ARTICLE V
CONDUCT PRIOR TO THE CLOSING
5.1 Conduct of the Business; Notices. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall, and shall cause the Subsidiaries to:
(a) conduct the Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Purchaser) and in compliance with Applicable Law;
(b) (i) pay and perform all of its undisputed debts and other obligations (including income and other material Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;
(c) assure that each of its Contracts (other than with Purchaser) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Purchaser prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;
(d) maintain each of its leased premises in accordance with the terms of the applicable lease;
(e) promptly notify Purchaser of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;
(f) promptly notify Purchaser of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Purchaser (following the Closing) or the Company;
(g) promptly notify Purchaser of any inaccuracy in any representation or warranty or breach of any covenant of the Company herein such that the condition set forth in Section 7.3(a) would not be satisfied; and
(h) to the extent not otherwise required by this Section 5.1, promptly notify Purchaser of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to the Closing set forth in Article VII not to be satisfied.
5.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of Section 5.1, except as expressly set forth on Schedule 5.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Purchaser):
(a) Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation, the Bylaws or equivalent organizational or governing documents of the Company or any Subsidiary, other than the filing of the Articles of Association;
(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
(c) Dividends; Changes in Company Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except for Permitted Issuances, in each case other than cash dividends or cash distributions that do not cause the Company’s cash balance to be less than the Minimum Cash Balance;
(d) Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract or (B) Contract requiring a novation or consent in connection with the Stock Purchase or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably like to (A) adversely affect the Company (or, following consummation of the Stock Purchase, Purchaser or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Equityholders’ Representative to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Stock Purchase and the other Transactions; provided that this Section 5.2(d) shall not require the Company to seek or obtain Purchaser’s consent in order to set or change the prices at which the Company sells products or provides services to current end users in the ordinary course of business consistent with past practice;
(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Ordinary

Shares pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, (ii) the issuance of Company Ordinary Shares upon conversion of Company Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service (clauses (i)-(iii), “Permitted Issuances”);
(f) Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of any Group Company, (iii) enter into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, consultant or independent contractor, (iv) enter into any Contract with a labor union or collective bargaining agreement or works agreement (unless required by Applicable Law) or (v) add any new members to the Board;
(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;
(h) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company Intellectual Property;
(i) Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;
(j) Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;
(k) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;
(l) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or Company Stockholder (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice (other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses or payments that do not cause the Company’s cash balance to be less than the Minimum Cash Balance), or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;
(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $25,000 individually or $50,000 in the aggregate;
(n) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any claims or rights held by the Company;
(p) Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under ERISA, Applicable Law or as necessary to maintain the qualified status of such plan under the Code, (ii) materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than, in each case, as required under Applicable Law or the terms and conditions of any Contract or Company Employee Plan in effect as of the date hereof);
(q) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other as required under Applicable Law or the terms and conditions of any Contract or Company Employee Plan in effect as of the date hereof);
(r) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Purchaser prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;
(s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;
(t) Taxes. Make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, file any amendment to a federal, state, or non-U.S. income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind;
(u) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Purchaser;
(v) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;
(w) Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(x) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.21 of the Company Disclosure Letter;
(y) Subsidiaries. Take any action that would result in the Company having any additional Subsidiaries; and
(z) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (y) in this Section 5.2.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1 No Solicitation. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing:
(a) None of the Company or any Initial Selling Stockholders will, and none of the Company or any Initial Selling Stockholders will authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to, or that could reasonably be expected to lead to, any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Stock Purchase or the other Transactions. Each of the Company and the Initial Selling Stockholders will, and will cause their respective Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Purchaser and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Purchaser and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s or the Initial Selling Stockholders’ Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company or an Initial Selling Stockholder is obligated pursuant to this Section 6.1 not to authorize or permit such Representative to take, then the Company and the applicable Initial Selling Stockholder, respectively, shall be deemed for all purposes of this Agreement to have breached this Section 6.1.
(b) The Company and each Initial Selling Stockholder shall immediately (but in any event, within 24 hours) notify Purchaser orally and in writing after receipt by it (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition

Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Purchaser and its Representatives. Such notice shall, subject to confidentiality obligations existing as of the Agreement Date, describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The sender of such notice shall, subject to confidentiality obligations existing as of the Agreement Date, keep Purchaser fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Purchaser a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Purchaser with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.
6.2 Confidentiality; Public Disclosure.
(a) The parties hereto acknowledge that Purchaser and the Company have previously executed a mutual non-disclosure agreement, dated as of May 3, 2017 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto (other than the Equityholders’ Representative) agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto (other than the Equityholders’ Representative) disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), to its members and limited and general partners (each of whom is subject to an obligation of confidentiality that is at least as strict as set forth herein and in the Confidentiality Agreement), to prospective investors (each of whom is subject to an obligation of confidentiality that is at least as strict as set forth herein and in the Confidentiality Agreement, and to whom the identities of the parties to this Agreement shall remain undisclosed until such prospective investors become actual investors) and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law. The Equityholders’ Representative acknowledges and agrees that after the Closing it shall continue to be bound by the terms and conditions of that certain Nondisclosure Agreement, dated as of May 13, 2017, by and between the Equityholders’ Representative and the Company, which shall be deemed to cover all information relating to the Stock Purchase or this Agreement received by the Equityholders’ Representative after the Closing or relating to the period after the Closing and shall be enforceable by Purchaser after the Closing.
(b) The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Purchaser’s name or refer to Purchaser directly or indirectly in connection with Purchaser’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Purchaser, unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Purchaser prior to any such disclosure) and except as reasonably necessary for the Company to obtain the consents and approvals of third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Purchaser may make such public communications regarding this Agreement or the Transactions as Purchaser may determine is reasonably appropriate.

6.3 Reasonable Best Efforts. Each of the parties hereto (other than the Equityholders’ Representative) agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Stock Purchase and the other Transactions, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Stock Purchase and the other Transactions.
6.4 Third-Party Consents; Notices.
(a) Following consultation with Purchaser, the Company shall use all reasonable efforts to obtain prior to the Closing, and deliver to Purchaser at or prior to the Closing, all consents, waivers and approvals under each Contract set forth on Schedule 1.4(b)(xiii).
(b) The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other Applicable Law in connection with the Transactions.
6.5 Litigation. The Company shall (i) notify Purchaser in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Purchaser of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Purchaser regarding the conduct of the defense of any New Litigation Claim.
6.6 Access to Information.
(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, (i) the Company shall afford Purchaser and its Representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Purchaser may reasonably request and (ii) the Company shall provide to Purchaser and its Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to non-U.S. Tax Authorities.
(b) Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Purchaser with one or more Representatives of Purchaser to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.
(c) No information or knowledge obtained by Purchaser during the pendency of the Transactions in any investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.
(d) Within five days following the Agreement Date, the Company shall deliver to Purchaser one or more DVDs or other digital media evidencing the documents that were made available,

which shall indicate, for each document, the date that such document was first uploaded to the data room.
6.7 Spreadsheet. The Company shall prepare and deliver to Purchaser, in accordance with Section 6.11, a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Purchaser, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing: (a) the names of all of the Selling Securityholders and their respective addresses and e-mail addresses (to the extent known), (b) the number and type of shares of Company Capital Stock held by, or subject to the Company Options held by, such Selling Securityholders and, in the case of outstanding shares, the respective certificate numbers, and if the Company Capital Stock was ever subjected to vesting or other conditions constituting a “substantial risk of forfeiture” within the meaning of Section 83 of the Code, whether a Section 83(b) election was timely and properly made in respect thereof, (c) (i) for each Company Option that was exercised, whether it was early exercised, and the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price and (ii) for each outstanding Company Option, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price, (d) the Total Consideration (including, listed separately, the Cash Consideration, Stock Consideration and Aggregate Exercise Price, and excluding, for purposes of this clause (d), the Contingent Consideration, (e) the calculation of each Selling Securityholder’s Pro Rata Share (expressed as a percentage), (f) the calculation of the aggregate cash amounts payable to each such Selling Securityholder pursuant to each of Section 1.5(a), Section 1.5(b) and Section 1.5(c) (with respect to Section 1.5(c), assuming paid in all cash pursuant to the terms of Section 1.5(c)), (g) the calculation of the aggregate number of shares of Purchase Series B Stock issuable to each such Selling Securityholder pursuant to each of Section 1.5(a), (h) the amount of any indebtedness to the Company owed by such Selling Securityholder and to be deducted from such Selling Securityholder’s applicable portion of the Cash Consideration, (i) the calculation of the Seller Stamp Tax Amount and (j) a funds flow memorandum setting forth all Transaction Expenses incurred (whether paid or unpaid), including any Transaction Expenses to be paid by the Purchaser at the Closing and any other payments to be made by Purchaser at the Closing (including Transaction Expenses reasonably anticipated to be incurred in the future).
6.8 Expenses. Whether or not the Stock Purchase is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense, provided that at the Closing, Purchaser shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing.
6.9 Employees.
(a) With respect to any employee of the Company who receives an offer of employment from Purchaser or the Company, the Company shall assist Purchaser with its efforts to enter into an offer letter and a confidential information and assignment agreement with such employee prior to the Closing Date. Notwithstanding anything to the contrary in the foregoing, none of Purchaser or any Group Company shall have any obligation to make an offer of employment to any employee of the Company. With respect to matters described in this Section 6.9, the Company will consult with Purchaser (and will consider in good faith the advice of Purchaser) prior to sending any notices or other communication materials to its employees.
(b) The Company shall ensure that there shall be no outstanding securities, commitments or agreements of any Group Company immediately prior to the Closing that purport to obligate the Company or any Subsidiary to issue any shares of Company Capital Stock or Company

Options under any circumstances other than Permitted Issuances.
(c) The Company’s Board of Directors shall validly pass resolutions to declare that all unvested Company Options will be cancelled without consideration immediately prior to the Closing, consistent with Section 9(c)(v) of the Company’s equity incentive plan, as well as all other actions necessary or reasonably requested by the Purchaser to give effect to the cancellation of the unvested Company Options (contemplated by Section 1.5(b) of this Agreement). The form and substance of the resolutions described in this subsection shall be subject to review and approval of Purchaser.
6.10 Repayment of Transaction Expenses; Minimum Cash Balance.
(a) Prior to or concurrent with the Closing, the Company shall use commercially reasonable efforts to repay all Transaction Expenses.
(b) The Company shall cause its cash balance as of the Closing to be at least $2,300,000 (the “Minimum Cash Balance”).
6.11 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Purchaser a draft of the Spreadsheet concurrently with (or shall have prepared and delivered to Purchaser such draft prior to) the execution of this Agreement, and shall prepare and deliver a final version of the Spreadsheet to Purchaser not later than one Business Day prior to the Closing Date. In the event that Purchaser notifies the Company that there are reasonably apparent errors in the Spreadsheet, Purchaser and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 6.11. Without limiting the foregoing or Section 6.6, the Company shall provide to Purchaser, together with the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Purchaser to verify and determine the calculations, amounts and other matters set forth in the Spreadsheet.
6.12 Tax Matters.
(a) Each of Purchaser, the Equityholders’ Representative, the Selling Stockholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser, the Company, the Equityholders’ Representative and the Selling Stockholders agree to retain all books and records in its possession with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.
(b) The Company shall cause each Selling Stockholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).
(c) Purchaser shall prepare or cause to be prepared and timely file or cause to be timely filed all income Tax Returns of the Company for all periods (or portions thereof) ending on or before the Closing Date that are due after the Closing Date, and shall provide drafts of each such income Tax Return to the Equityholders’ Representative not less than 30 days prior to the due date for such income Tax Return (taking into account any validly obtained extensions of time to file), and shall make any changes provided by the Equityholders’ Representative. Purchaser shall also prepare or cause to be prepared and file or cause to be filed all other Tax Returns of the Company that are due (taking into account any validly obtained extensions) after the Closing Date, whether such Tax Returns are for taxable periods ending before, on or after the Closing Date shall provide drafts of each such Tax Returns to the Equityholders’ Representative not less than 30 days prior to the due date for such Tax Return (taking into account any validly obtained extensions of time to file), and shall make any reasonable changes requested by the Equityholders’ Representative in good faith.
(d) Except as Purchaser reasonably determines to be necessary to comply with applicable Tax Law (and with prior notice to, and good faith consultation with, the Equityholders’ Representative), Purchaser shall not: (i) cause or permit the Company or its Subsidiaries to amend any Tax Return of the Company or its Subsidiaries for a taxable period ending on or prior to the Closing Date, (ii) except for Tax Returns prepared and filed in accordance with Section 6.12(c), file any Tax Return with respect to a Pre-Closing Tax Period, or (iii) make or change any Tax election (other than an election contemplated by Section 6.12(g)) or change any method of accounting that has retroactive effect to a Pre-Closing Tax Period, in each case, without the Equityholders’ Representative’s prior written consent (not to be unreasonably conditioned, withheld or delayed).
(e) Purchaser shall promptly notify the Equityholders’ Representative upon receipt by Purchaser or any Affiliate of Purchaser of written notice of any claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period for which any of the Indemnifying Parties would be liable under this Agreement (any such claim, assessment, audit or similar event, a “Tax Claim”); provided that the failure to provide such notice shall not affect Purchaser’s rights to indemnification unless the Selling Securityholders are actually prejudiced thereby. Following the Closing, Purchaser shall have the right in its sole discretion to control the conduct of any Tax Claim; provided, that, (i) Purchaser shall keep the Equityholders’ Representative reasonably informed about the progress of such Tax Claim and provide the Equityholders’ Representative the right to review and comment on any submissions to a Tax authority; and (ii) Purchaser shall not abandon, compromise or resolve such Tax Claim without the Equityholders’ Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed).
(f) Refunds of Taxes paid by the Company or any of its Subsidiaries prior to the Closing Date that are received by Purchaser or its Affiliates that relate to Taxable periods (or portions thereof) ending on or before the Closing Date shall be for the account of the Selling Securityholders. The Purchaser or its Affiliates shall promptly pay to the Exchange Agent (for further distribution to the Selling Securityholders) the amount of such Tax refund, less any costs or Taxes attributable to the receipt thereof). Purchaser shall have the right to offset any Tax refund payable under this Section 6.12(e) against any amount owed by the Selling Securityholders. In the event that any Tax Refund paid to the Selling Securityholders under this Section 6.12(e) is subsequently disallowed, the Selling Securityholders shall promptly repay such amounts (with interest) to Purchaser.
(g) Purchaser (or an Affiliate of Purchaser) intends to make an election under Section 338(g) of the Code (and any corresponding election under state and local Tax law) with respect to the purchase of the Purchased Shares and the deemed purchase of Cirina Hong Kong Limited, a Hong Kong Subsidiary of the Company; provided, however, that Purchaser shall not make an election under Section 338 of the Code (or any corresponding election under state and local Tax law) with respect to the indirect purchase of any Subsidiary of the Company organized in the United States.
6.13 280G Stockholder Approval.

(a) Parachute Payment Waivers. The Company shall take commercially reasonable efforts to obtain and deliver to Purchaser, prior to the initiation of the requisite stockholder approval procedure under Section 6.13(b), a Parachute Payment Waiver from each Person who is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 6.13(b), and who might otherwise be reasonably expected to have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code, pursuant to which each such Person shall agree to waive any and all right or entitlement to any benefits that may be characterized as potential parachute payments under Section 280G of the Code, to the extent the value thereof exceeds three times such Person’s base amount less $1.00 determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to Section 6.13(b). The form and substance of the waivers described in this Section 6.13(a) shall be subject to reasonable review and approval of Purchaser.
(b) Section 280G Stockholder Approval. The Company shall obtain the approval by such number of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, contracts or arrangements that are the subject of a Parachute Payment Waiver and that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder. The form and substance of any stockholder solicitation described in this Section 6.13(b) shall be subject reasonable to review and approval of Purchaser.
6.14 Restriction on Company Capital Stock.
(a) Except to the extent disclosed in Schedule 6.14 of the Company Disclosure Letter, no Selling Securityholder shall, directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber any of his, her or its shares of Company Capital Stock or Company Options, or enter into any agreement or other arrangement relating thereto, at any time during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing; provided that each Selling Stockholder may (i) if such Selling Stockholder is a partnership, limited liability company or corporation, distribute any of its shares of Company Capital Stock to its partners, members and equity holders (as applicable), (ii) if such Selling Stockholder is an individual, transfer any of its shares to any member of such Selling Stockholder’s immediate family, or to a trust for the benefit of such Selling Stockholder or any member of such Selling Stockholder’s immediate family for estate planning purposes and (iii) transfer any of its shares of Company Capital Stock upon the death or dissolution of such Selling Stockholder; provided, further, that any such transfer shall be permitted only if, as a condition to the effectiveness of such transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.
(b) Except pursuant to the terms of this Agreement, no Selling Stockholder shall, directly or indirectly, grant any proxies or powers of attorney with respect to any of his, her or its shares of Company Capital Stock, deposit any such shares of Company Capital Stock into a voting trust, or enter into a voting agreement or similar arrangement or commitment with respect to any of such shares of Company Capital Stock.

(c) Any shares of Company Capital Stock or other Equity Interests of the Company that a Selling Securityholder purchases or with respect to which such Selling Securityholder otherwise acquires beneficial ownership during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or the conversion of any debt into shares of Company Capital Stock shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the shares of Company Capital Stock or other Equity Interests for the purposes hereof.
6.15 Release of Claims.
(a) Effective as of, and contingent upon, the Closing, each Selling Securityholder, on such Selling Securityholder’s behalf and on behalf of any such Selling Securityholder’s heirs or assigns and all Persons that might allege a Claim through such Selling Securityholder or on such Selling Securityholder’s behalf (which, for clarity, excludes any portfolio companies of any venture capital, private equity or angel investor in the Company), hereby knowingly, fully, unconditionally and irrevocably (a) acknowledges and agrees that he, she or it has no rights or entitlements with respect to any shares of Company Capital Stock, Company Options or any other equity interest in the Company or any Subsidiary except as set forth on such Selling Securityholder’s signature page to this Agreement or the Joinder (as applicable), (b) acknowledges and agrees that he, she or it has no current or potential right, title, license, claim or unassigned personal interest of any kind in or to any Company Owned Intellectual Property or, more generally, to any Company Intellectual Property and (c) releases, effective as of the Closing Date, any and all Claims and causes of action that such Selling Securityholder has or may have against the Company or any Subsidiary or any present or former director, officer, manager, employee or agent of the Company or any Subsidiary, whether asserted or unasserted, known or unknown, contingent or noncontingent, past or present, arising or resulting from or relating, directly or indirectly, to any act, omission, event or occurrence prior to the Closing relating to the Company, any Subsidiary, the Company Intellectual Property, the Purchased Shares and any rights or interests therein (the “Released Claims”). Notwithstanding anything to the contrary in the foregoing, nothing in this Section 6.15 will be deemed to constitute release by such Selling Securityholder of (i) any right of such Selling Securityholder under this Agreement or any other Operative Document, (ii) any right under any existing Contract a Selling Securityholder has with the Company that is disclosed in Schedule 2.16 of the Company Disclosure Letter, (iii) any rights to continuing indemnification, exculpation or expense advancement to the extent provided under (A) the organizational documents of the Company or any Subsidiary that have been provided to Purchaser, (B) any indemnification agreement to which the Selling Securityholder and the Company or any Subsidiary are parties that is disclosed in Schedule 2.21 of the Company Disclosure Letter or (C) any applicable policy of directors’ and officers’ insurance maintained by the Company Group that is disclosed on Schedule 2.14 of the Company Disclosure Letter and (iv) if the Selling Securityholder is or was an employee or other service provider of the Company, (A) rights to accrued but unpaid wages, salaries or other cash compensation due to him, her or it that remain unpaid as of the Closing, (B) rights to expense reimbursements for reasonable and necessary business expenses incurred and documented prior to the Closing and consistent with prior expenditures, (C) unreimbursed claims under employee health and welfare plans, consistent with terms of coverage and (D) the entitlement to continuation coverage benefits or any other similar benefits required to be provided by Law. Notwithstanding anything to the contrary in this Agreement, each Selling Securityholder on such Selling Securityholder’s behalf and on behalf of any such Selling Securityholder’s heirs or assigns and all Persons that might allege a Claim through such Selling Securityholder or on such Selling Securityholder’s behalf, hereby knowingly, fully, unconditionally and irrevocably waives any Claim or right of recourse he, she, or it may have against the Company with respect to the Company’s representations and warranties (including any inaccuracies thereof) set forth in Article II and the covenants of the Company set forth in Article V and Article VI.

(b) Each of the Initial Selling Stockholders and the Joining Securityholders hereby unconditionally and irrevocably releases, discharges and waives any and all of its rights under any term of the CL Shareholders Agreement, the Articles of Association or any other agreement between the Company and such Selling Securityholder where the exercise of any such right would in any way prevent, conflict with, hinder or be inconsistent with the execution and performance of this Agreement or the consummation of the Stock Purchase or any of the other Transactions.
(c) Each Selling Stockholder further waives any rights under Section 1542 of the Civil Code of the State of California, which states:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
ARTICLE VII
CONDITIONS TO THE STOCK PURCHASE
7.1 Conditions to Obligations of Each Party to Effect the Stock Purchase. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:
(a) Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Stock Purchase shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Stock Purchase that makes the consummation of the Stock Purchase illegal.
(b) Governmental Approvals. Purchaser and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Stock Purchase.
7.2 Additional Conditions to Obligations of the Company and the Selling Stockholders. The obligations of the Company and the Selling Stockholders to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and the Selling Stockholders and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):
(a) Representations, Warranties and Covenants. The representations and warranties made by Purchaser herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Purchaser shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by

Purchaser at or prior to the Closing.
(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.4(a).
7.3 Additional Conditions to the Obligations of Purchaser. The obligations of Purchaser to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Purchaser and may be waived by Purchaser in writing in its sole discretion without notice or Liability to any Person):
(a) Representations, Warranties and Covenants. The representations and warranties made by the Company and the Initial Selling Stockholders herein, and made by the Joining Stockholders in the Joinder Agreement, shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). The Company and the Selling Stockholders shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company and the Selling Stockholders at or prior to the Closing.
(b) Receipt of Closing Deliveries. Purchaser shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.4(b).
(c) Orders. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Purchaser’s ownership of the Purchased Shares following the Closing shall be in effect.
(d) No Legal Proceedings. No Governmental Entity or other Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Stock Purchase or the other Transactions or seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to ownership of Equity Interests of the Company.
(e) No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Group Companies as a whole.
(f) No Outstanding Securities. Other than shares of Company Capital Stock and Company Options, no Person has any Equity Interests of the Company, Company Options, warrants, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Stockholder is a party or by which it or its assets is bound, obligating the Company or such Company Stockholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.
(g) Employees.
(i) The Employment Agreement and Restrictive Covenant Agreement

executed by the Key Employee shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.
(ii) No fewer than 90% of the employees of the Group Companies, excluding the Key Employees, shall have remained continuously employed with a Group Company from the Agreement Date through the Closing.
(h) Section 280G Matters. Any agreements, plans, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that are the subject of a Parachute Payment waiver and that would be characterized as a “parachute payment” within the meaning of Section 280G of the Code shall have been submitted for approval by such number of stockholders of Company as is required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G of the Code, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations, or, in the absence of such stockholder approval, none of those payments or benefits shall be paid or provided, pursuant to the Parachute Payment Waivers.
ARTICLE VIII
TERMINATION
8.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Stock Purchase abandoned by authorized action taken by the terminating party:
(a) by mutual written consent duly authorized by Purchaser and the Company;
(b) by either Purchaser or the Company, by written notice to the other, if the Closing shall not have occurred on or before the date that is 30 days following the Agreement Date or such other date that Purchaser and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date;
(c) by either Purchaser or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Stock Purchase shall have become final and non-appealable;
(d) by Purchaser, by written notice to the Company, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company or the Selling Stockholders herein and such inaccuracy or breach shall not have been cured within 10 Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company or (iii) the Company or any Selling Stockholder shall have breached Section 6.1; or
(e) by the Company, by written notice to Purchaser, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Purchaser herein and such inaccuracy or breach shall not have been cured within 10 Business Days after receipt by Purchaser of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).
8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Purchaser, the Company, the Selling Stockholders or their respective officers, directors, stockholders or Affiliates; provided that (a) Section 6.2 (Confidentiality; Public Disclosure), Section 6.7 (Expenses), this Section 8.2 (Effect of Termination), Section 9.7(b) (Equityholders’ Representative), Article X (General Provisions) and any related definition provisions in or referenced in Exhibit B and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any intentional misrepresentation made by, or a willful breach of any covenant, agreement or obligation of such party herein.
ARTICLE IX
HOLDBACK FUND AND INDEMNIFICATION
9.1 Holdback Fund.
(a) At the Closing, Purchaser shall withhold the Holdback Amount from the Contingent Consideration payable and/or issuable to the Selling Securityholders pursuant to Section 1.5(a) (the aggregate amount of cash so held by Purchaser from time to time, the “Holdback Fund”). The Holdback Fund shall constitute partial security for the benefit of Purchaser (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Selling Securityholders under this Article IX. Subject to Section 9.4, Purchaser shall hold the Holdback Fund until 11:59 p.m. local time on the date (the “Holdback Release Date”) that is 12 months after the Closing (the “Holdback Period”). The Selling Securityholders shall not receive interest or other earnings on the cash in the Holdback Fund. Neither the Holdback Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Selling Securityholder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Selling Securityholder, in each case prior to the distribution of the Holdback Fund to any Selling Securityholder in accordance with Section 9.1(b), except that each Selling Securityholder shall be entitled to assign such Selling Securityholder’s rights to such Selling Securityholder’s Pro Rata Share of the Holdback Fund by will, by the laws of intestacy or by other operation of law.
(b) Within five Business Days following the Holdback Release Date, Purchaser (or its agent) will distribute to each Selling Securityholder such Selling Securityholder’s Pro Rata Share of the Holdback Fund less that portion of the Holdback Fund that is determined, in the reasonable judgment of Purchaser, to be necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered to the Equityholders’ Representative on or prior to the Holdback Release Date in accordance with this Article IX, which portion shall remain in the Holdback Fund with the applicable portion to be released as each claim for Indemnifiable Damages is resolved or satisfied.
9.2 Indemnification.
(a) Subject to the limitations set forth in this Article IX, from and after the Closing, each Selling Securityholder shall severally but not jointly, and in accordance with its Pro Rata Share, indemnify and hold harmless Purchaser and the Company and their respective officers, directors, agents and employees and each Person, if any, who controls or may control Purchaser within the meaning of the Securities Act (each, an “Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, Liabilities, damages, claims, fees, lost profits, Taxes, reductions in value, interest, costs and expenses, including costs of investigation, enforcement and defense and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:
(i) any failure of any representation or warranty made by the Company in Article II (as modified by the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter)) to be true and correct (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);
(ii) any failure of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet) delivered to Purchaser pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Purchaser;
(iii) any unpaid Pre-Closing Taxes;
(iv) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company herein;
(v) any inaccuracies in the Spreadsheet and any unpaid Transaction Expenses;
(vi) any claims by (A) any then-current or former holder or alleged then- current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Total Consideration or any portion thereof, or (II) such Person’s status or alleged status as a holder of Equity Interests of any Group Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Purchaser or any Group Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any Company Option Plan or any other plan, policy or Contract providing for compensation to any Person in the form of Equity Interests; and
(vii) any Fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company.
(b) From and after the Closing, each Selling Securityholder shall severally but not jointly, solely as to himself, herself or itself, indemnify and hold harmless the Indemnified Persons from and against any and all Indemnifiable Damages arising out of, resulting from or in connection with (i) any failure of any representation or warranty made by such Selling Securityholder in Article III or in a Joinder Agreement to be true and correct as of the Agreement Date or as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates), (ii) any failure of any certification, representation or warranty made by such Selling Securityholder in any certificate delivered to Purchaser pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Purchaser, (iii) any breach of or default in connection with any of the covenants, agreements or obligations made by such Selling Securityholder herein and (iv) any Fraud, intentional misrepresentation or willful misconduct by such Selling Securityholder. The obligations of a Selling Securityholder under this Section 9.2(b) may be satisfied, at Purchaser’s sole discretion, from the amount otherwise distributable to such Selling Securityholder from the Holdback Fund or directly from such Selling Securityholder.
(c) Materiality standards and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to an inaccuracy in such representation or warranty, or a breach of such covenant, agreement or obligation.
(d) From and after the Closing, the rights to indemnification, compensation and reimbursement set forth in Article IX shall be the sole and exclusive monetary remedy of the Indemnified Persons for claims regarding the subject matter of this Agreement.
9.3 Indemnifiable Damage Threshold; Other Limitations.
(a) Notwithstanding anything to the contrary contained herein, no Indemnified Person may make a claim against the Holdback Fund in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i), (ii) or (iii) of Section 9.2(a) (other than claims arising out of, resulting from or in connection with (i) Fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or by such Selling Stockholder, or (ii) any failure of any of the Special Representations to be true and correct as aforesaid) unless and until a Claim Certificate (together with any other delivered Claim Certificates) describing Indemnifiable Damages for claims other than those set forth in clauses (i) and (ii) in an aggregate amount greater than $300,000 (the “Basket”) has been delivered, in which case the Indemnified Person may make claims for indemnification, compensation and reimbursement and may receive cash from the Holdback Fund for all Indemnifiable Damages (including the amount of the Basket), subject to the limitations set forth in this Article IX. The Basket shall not apply to any other Indemnifiable Damages or claims therefor.
(b) If the Stock Purchase is consummated, recovery from the Holdback Fund shall constitute the sole and exclusive remedy for the indemnity obligations of each Selling Securityholder under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, resulting from or in connection with the matters listed in clauses (i), (ii) or (iii) of Section 9.2(a), except (i) in the case of Fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Selling Securityholder and (ii) any failure of any of the representations and warranties made by (A) the Company in Section 2.1(a)-(b) (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), or Section 2.3(a) and Section 2.3(b)(i) and (ii)(A) (Authority; Non-contravention) or (B) the Company in any certificate delivered to Purchaser pursuant to this Agreement that are within the scope of those covered by the foregoing Sections (collectively, the “Special Representations”) to be true and correct as aforesaid.
(c) In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with (1) the failure of any of the Special Representations to be true and correct as aforesaid, (2) the matters listed in clauses (iv) through (vii) of Section 9.2(a) or (3) the matters listed in Section 9.2(b) (clauses (1), (2) and (3) collectively, “Special Claims”), after Indemnified Persons have exhausted or made claims upon all amounts of cash held in the Holdback Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Holdback Fund made by Indemnified Persons), or following the Holdback Release Date, each Selling Securityholder shall have

Liability for such Selling Securityholder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom. Notwithstanding anything to the contrary contained herein, (i) the total Liability of a Selling Securityholder for Special Claims shall be limited to the aggregate amount of cash and the aggregate number of shares of Purchaser Series B Stock that has been paid or issued, respectively, to such Selling Securityholder pursuant to Sections 1.5(a)-(c) (the “Securityholder’s Consideration”) and (ii) any limitation of Liability in this Section 9.3(c) shall not apply in the case of a claim for Fraud, intentional misrepresentation or willful misconduct against a Selling Securityholder who commits such Fraud, intentional misrepresentation or willful misconduct. To the extent of any such Liability of a Selling Securityholder following exhaustion or release of all amounts of cash held in the Holdback Fund, such Selling Securityholder may elect to satisfy such Liability either (x) in cash or (y) to the extent applicable, with a combination of cash and Purchaser Series B Stock (which combination is proportionate to such Securityholder’s Consideration), with such Purchaser Series B Stock valued, for the purposes of this Article IX, at the Purchaser Series B Stock Price.
(d) Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Person recovers from the Holdback Fund pursuant to Special Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Special Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Special Claim are first satisfied from the Holdback Fund and such recovery fully depletes the Holdback Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Special Claim shall continue to be the full dollar value of the Holdback Fund irrespective of the fact that the Holdback Fund was used to satisfy such Special Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.
(e) Notwithstanding anything to the contrary contained herein, (i) no Selling Securityholder shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Purchaser, the Company or any other Indemnified Person (based upon such Selling Securityholder’s position as an officer, director, employee or agent of the Company or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 9.2(a), (ii) the rights and remedies of the Indemnified Persons after the Closing shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to clauses (i) and (vi) of Section 9.2(a)), any Indemnified Person at or prior to the Closing regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article IX may be properly characterized in multiple ways in accordance with this Article IX such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article IX and (iv) no Selling Securityholder shall be liable for the breach of any representation, warranty or covenant of another Selling Securityholder or any Fraud, intentional misrepresentation or willful misconduct by or on behalf of any Person other than the Company or such Selling Securityholder; provided that nothing herein shall limit the Liability of a Selling Securityholder for any Fraud, intentional misrepresentation or willful misconduct by such Selling Securityholder.
(f) All Indemnifiable Damages shall be calculated net of the amount of any actual recoveries actually received by an Indemnified Person prior to the Holdback Release Date under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided that no Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries.
9.4 Period for Claims. Except as otherwise set forth in this Section 9.4, the period (the “Claims Period”) during which claims may be made (a) against the Holdback Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i), (ii) and (iii) of Section 9.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. local time on the Holdback Release Date and (b) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Special Claims, shall commence at the Closing and terminate at 11:59 p.m. local time on the date that is the expiration of the applicable statute of limitations. Notwithstanding anything to the contrary contained herein, the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with Fraud, intentional misrepresentation or willful misconduct shall not be limited.
9.5 Claims.
(a) From time to time during the Claims Period, Purchaser may deliver to the Equityholders’ Representative one or more certificates signed by any officer of Purchaser (each, a “Claim Certificate”):
(i) stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Purchaser or its subsidiaries, that could give rise to Indemnifiable Damages);
(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Purchaser in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and
(iii) specifying in reasonable detail (based upon the information then possessed by Purchaser) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.
(b) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Purchaser as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Purchaser by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Equityholders’ Representative or the Selling Securityholders are prejudiced thereby.
9.6 Resolution of Objections to Claims.
(a) If the Equityholders’ Representative does not contest, by written notice to

Purchaser, any claim or claims by Purchaser made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then the Purchaser shall reclaim an amount of cash from the Holdback Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.
(b) If the Equityholders’ Representative objects in writing to any claim or claims by Purchaser made in any Claim Certificate within the 30-day period set forth in Section 9.6(a), Purchaser and the Equityholders’ Representative shall attempt in good faith for 60 days after Purchaser’s receipt of such written objection to resolve such objection. If Purchaser and the Equityholders’ Representative shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Purchaser and the Equityholders’ Representative. Purchaser shall be entitled to conclusively rely on any such memorandum and Purchaser shall reclaim an amount of cash from the Holdback Fund in accordance with the terms of such memorandum.
(c) If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 9.6(b), but in any event upon the expiration of such 60-day period, either Purchaser or the Equityholders’ Representative may bring an arbitration in accordance with the terms of Section 10.12 to resolve the matter. The decision of the arbitral tribunal as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Selling Securityholders, and Purchaser shall be entitled to act in accordance with such decisions and Purchaser shall reclaim an amount of cash from the Holdback Fund in accordance therewith.
(d) Judgment upon any determination of an arbitral tribunal may be entered in any court having jurisdiction. For purposes of this Section 9.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Purchaser shall be deemed to be the prevailing party unless the arbitral tribunal determines in favor of the Equityholders’ Representative (on behalf of the Selling Securityholders) with respect to more than one-half of the amount in dispute, in which case the Selling Securityholders shall be deemed to be the prevailing party. The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.
(e) Any portion of the Holdback Fund held following the Holdback Release Date with respect to a pending but unresolved claim for indemnification that is not awarded to Purchaser upon the resolution of such claim shall be distributed to the Selling Securityholders within five Business Days following resolution of such claim and in accordance with each such Selling Securityholder’s Pro Rata Share of such portion of the Holdback Fund.
9.7 Equityholders’ Representative.
(a) At the Closing, Shareholder Representative Services LLC shall be constituted and appointed as the Equityholders’ Representative. The Equityholders’ Representative shall be the representative, agent and attorney-in-fact for and on behalf of the Selling Securityholders for all purposes in connection with this Agreement and the agreements ancillary hereto, including to: (i) execute, as the Equityholders’ Representative, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Selling Securityholder, to or from Purchaser (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Selling Securityholder individually), (iii) review, negotiate and agree to and authorize Purchaser to reclaim an amount of cash from the Holdback Fund in satisfaction of claims asserted by Purchaser (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article IX, (iv) object to such claims pursuant to Section 9.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Selling Securityholder or necessary in the judgment of the Equityholders’ Representative for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Selling Securityholders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Selling Securityholders (other than with respect to the payment and issuance of the Total Consideration payable or issuable pursuant to Section 1.5(a) and Section 1.5(c) less the Holdback Amount) in accordance with the terms hereof and in the manner provided herein, (viii) take all actions necessary or appropriate in the judgment of the Equityholders’ Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance and (ix) utilize the Expense Fund in connection with any of the foregoing. Purchaser and its Affiliates (including after the Closing, the Company) shall be entitled to rely on the appointment of Shareholder Representative Services LLC as the Equityholders’ Representative and treat such Equityholders’ Representative as the duly appointed attorney-in-fact of each Selling Securityholder and as having the duties, power and authority provided for in this Section 9.7. The Selling Securityholders shall be bound by all actions taken and documents executed by the Equityholders’ Representative in connection with this Article IX, and Purchaser and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Equityholders’ Representative. The Person serving as the Equityholders’ Representative may be removed or replaced from time to time, or if such Person resigns from its position as the Equityholders’ Representative, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash then held in the Holdback Fund (or, in the event that there is no cash then held in the Holdback Fund by the Selling Securityholders collectively having a Pro Rata Share greater than 50%) upon not less than 30 days’ prior written notice to Purchaser. No bond shall be required of the Equityholders’ Representative.
(b) The Equityholders’ Representative shall not be liable to any Selling Securityholder for any act done or omitted hereunder as the Equityholders’ Representative while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct provided, that notwithstanding the definition of “willful misconduct” set forth in Exhibit B, the term “willful misconduct” as used in each instance in this Section 9.7 (and in Section 1.6(c)) shall not have the meaning given to it in Exhibit B, but instead shall have the meaning given such term under the applicable laws of the State of Delaware without reference to the definition in Exhibit B. The Selling Securityholders shall severally (based on each Selling Securityholder’s Pro Rata Share compared to the aggregate of the Pro Rata Shares of all Selling Securityholders) but not jointly indemnify the Equityholders’ Representative and hold it harmless against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) in an amount not to exceed the portion of the Total Consideration actually paid to each such Selling Securityholder arising out of or in connection with the Equityholders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Equityholders’ Representative, the

Equityholders’ Representative will reimburse the Selling Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Equityholders’ Representative by the Selling Securityholders, any such Representative Losses may be recovered by the Equityholders’ Representative from (i) the funds in the Expense Fund, (ii) the amounts in the Holdback Fund at such time as remaining amounts would otherwise be distributable to the Selling Securityholders, and (iii) from any other future amounts that become payable to the Selling Securityholders under the terms of this Agreement at such time as any such amounts would otherwise be distributable to the Selling Securityholders; provided, that while this section allows the Equityholders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Selling Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Equityholders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Equityholders’ Representative be required to advance its own funds on behalf of the Selling Securityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the Selling Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Equityholders’ Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Equityholders’ Representative or the termination of this Agreement.
(c) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Equityholders’ Representative that is within the scope of the Equityholders’ Representative’s authority under Section 9.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Selling Securityholders and shall be final, binding and conclusive upon each such Selling Securityholder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Selling Securityholder. Purchaser, the Company and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Equityholders’ Representative.
9.8 Third-Party Claims. In the event that Purchaser becomes aware of a claim by a third party that would result in Indemnifiable Damages under Section 9.2 if it were assumed that such claim was ultimately determined in favor of such third party (a “Third-Party Claim”), Purchaser shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim. The Equityholders’ Representative shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not adversely affect any privilege relating to any Indemnified Person (and in such event, Purchaser shall cooperate in good faith with the Equityholders’ Representative to provide such information to the Equityholders’ Representative in a manner that does not adversely affect such applicable privilege, including by entering into joint defense agreements or similar arrangements). However, Purchaser shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Purchaser in its sole discretion, the Equityholders’ Representative and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). In the event that the Equityholders’ Representative has consented to the amount of any settlement or resolution by Purchaser of any such claim (which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Equityholders’ Representative shall have objected within 30 days after a written request therefor by Purchaser), or if the Equityholders’ Representative shall have been judicially determined to have unreasonably withheld, conditioned or delayed its consent to the amount of any such settlement or resolution, neither the Equityholders’ Representative nor any Selling Securityholder shall have any power or authority to object under this Article IX to the amount of any claim by or on behalf of any Indemnified Person against the Holdback Fund for indemnity with respect to such settlement or resolution. Notwithstanding anything to the contrary contained herein, the Equityholders’ Representative shall not be entitled to object to a claim for Indemnifiable Damages incurred by an Indemnified Person in connection with the defense, enforcement, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) of a Third-Party Claim on the basis that there has been no ultimate determination (including a judgment of a court or a finding of an arbitral body) with respect to such Third-Party Claim. Notwithstanding the foregoing, to the extent that this Section 9.8 conflicts with the provisions of Section 6.12(e) with respect to Tax Claims, Section 6.12(e) will apply to the conduct of Tax Claims.
9.9 Treatment of Indemnification Payments. Purchaser, the Equityholders’ Representative and the Selling Securityholders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX as adjustments to the Total Consideration payable or issuable for the Purchased Shares for all Tax purposes, to the maximum extent permitted by Applicable Law.
ARTICLE X
GENERAL PROVISIONS
10.1 Survival of Representations, Warranties and Covenants. If the Stock Purchase is consummated, (a) the representations and warranties made by the Company in Article II (as modified by the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter) and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 12 months following the Closing Date; provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, the Special Representations will remain operative and in full force and effect until the expiration of the applicable statute of limitations; provided, further, that (i) no right to indemnification pursuant to Article IX in respect of any claim that is set forth in a Claim Certificate delivered to the Equityholders’ Representative on or prior to the expiration of such representations and warranties shall be affected by such expiration and (ii) such expiration shall not affect the rights of any Indemnified Person under Article IX or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any Fraud, intentional misrepresentation or willful misconduct until the expiration of the applicable statute of limitations, and (b) the representations and warranties made by the Purchaser herein and in the Purchaser Disclosure Letter (including any exhibit to or schedule of the Purchaser Disclosure Letter) shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 12 months following the Closing Date. If the Stock Purchase is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided that no right to indemnification pursuant to Article IX in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

10.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
(i) if to Purchaser, to:
GRAIL, Inc.
1525 O’Brien Drive
Menlo Park, CA 94025
Attention: Ken Drazan, Chief Business Officer
Telephone No.: (650) 455-9320
Email: ken@grailbio.com
with a copy (which shall not constitute notice) to:
Fenwick & West LLP
555 California Street
San Francisco, CA 94104
Attention: Matthew Rossiter and Ken Myers
Email: mrossiter@fenwick.com and kmyers@fenwick.com
Telephone No.: (415) 875-2300
(ii) if to the Company (prior to the Closing), to:
Cirina Limited
21st Floor, Edinburgh Tower,
The Landmark, 15 Queen’s Road Central, Hong Kong
Attention: Dennis Lo
Email: dennis.lo@cirina.com
with a copy (which shall not constitute notice) to:
Cooley LLP
3175 Hanover Street
Palo Alto, CA
Attention: Mark Tanoury and Laura Medina
Email: mtanoury@cooley.com and lmedina@cooley.com
Telephone No.: (650) 843-5000
(iii) if to the Selling Securityholders, to the address last provided to the Company or Purchaser with respect to such Selling Securityholder with a copy (which shall not constitute notice) to:
Cooley LLP
3175 Hanover Street
Palo Alto, CA
Attention: Mark Tanoury and Laura Medina
Email: mtanoury@cooley.com and lmedina@cooley.com

Telephone No.: (650) 843-5000
And a copy to:
If prior to July 31, 2017:
Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Facsimile No.: (303) 623-0294
Telephone No.: (303) 648-4085
If on or after July 31, 2017:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Facsimile No.: (303) 623-0294
Telephone No: (303) 648-4085
(iv) If to the Equityholders’ Representative, to:
If prior to July 31, 2017:
Shareholder Representative Services LLC
1614 15th Street, Suite 200
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Facsimile No.: (303) 623-0294
Telephone No.: (303) 648-4085
If on or after July 31, 2017:
Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email: deals@srsacquiom.com
Facsimile No.: (303) 623-0294
Telephone No: (303) 648-4085
with a copy (which shall not constitute notice) to:
Cooley LLP
3175 Hanover Street

Palo Alto, CA
Attention: Mark Tanoury and Laura Medina
Email: mtanoury@cooley.com and lmedina@cooley.com
Telephone No.: (650) 843-5000
Any notice given as specified in this Section 10.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.
10.3 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law) by succession of comparable successor law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender and neutral forms of such words, (b) words using the singular or plural number also include the plural or singular number, respectively, (c) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (d) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (e) references to any Person include the successors and permitted assigns of that person, (f) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (g) the phrases “provided to” and “delivered to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (h) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Purchaser or the Company, that such information, document or material was made available for review by the Company or Purchaser, respectively, and its Representatives in the virtual data room established by the Company in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Purchaser, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be taken on the next succeeding Business Day, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.
10.4 Amendment. Subject to Applicable Law, Purchaser and the Company may amend this Agreement by authorized action at any time prior to the Closing pursuant to an instrument in writing signed on behalf of each of Purchaser and the Company. To the extent permitted by Applicable Law,

Purchaser and the Equityholders’ Representative may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Purchaser and the Equityholders’ Representative.
10.5 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Purchaser and the Equityholders’ Representative may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (x) prior to the Closing with respect to the Company and/or the Selling Securityholders, signed by the Company, (y) after the Closing with respect to the Selling Securityholders and/or the Equityholders’ Representative, signed by the Equityholders’ Representative and (z) with respect to Purchaser, signed by Purchaser. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.
10.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.
10.7 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article IX is intended to benefit the Indemnified Persons).
10.8 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Purchaser may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Purchaser without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Purchaser shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective heirs, successors and assigns.

10.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
10.10 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 9.3(a), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.
10.11 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.
10.12 Arbitration; Submission to Jurisdiction; Consent to Service of Process. EXCEPT FOR CLAIMS REGARDING EITHER PURCHASER’S OR THE COMPANY’S INTELLECTUAL PROPERTY RIGHTS AND CONFIDENTIAL INFORMATION, TO WHICH THIS SECTION WILL NOT APPLY, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF A DISPUTE, THE DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN SAN FRANCISCO, CALIFORNIA. SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE ARBITRATOR SHALL REFERENCE THE FEDERAL RULES OF CIVIL PROCEDURE THEN IN EFFECT IN SETTING THE SCOPE AND TIMING OF DISCOVERY. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. THE ARBITRATOR WILL AWARD TO THE PREVAILING PARTY ALL COSTS, FEES AND EXPENSES RELATED TO THE ARBITRATION, INCLUDING REASONABLE FEES AND EXPENSES OF ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONALS INCURRED BY THE PREVAILING PARTY, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF. THE APPOINTMENT OF AN ARBITRATOR DOES NOT PRECLUDE A PARTY HERETO FROM SEEKING PREJUDGMENT REMEDIES AND EMERGENCY RELIEF FROM A COURT OF COMPETENT JURISDICTION.
10.13 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
10.14 Additional Agreement. If the Equityholders’ Representative so desires, acting on behalf of the Selling Securityholders and without the need for any consent or waiver by the Company or Purchaser, Cooley LLP (“Cooley”) shall be permitted to represent the Selling Securityholders after the Closing in connection with any matter related to the Transactions or any other agreements referenced herein or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Cooley shall be permitted to represent the Selling Securityholders, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Purchaser, the Company or any of their agents or Affiliates under or relating to this Agreement, any Transaction and any related matter, such as claims or disputes arising under other agreements entered into in connection with this Agreement, including with respect to any indemnification claims. Purchaser further agrees that, as to all communications among Cooley and the Equityholders’ Representative and the Selling Securityholders and their respective Affiliates (individually and collectively, the “Seller Group”) that relate in any way to the Transactions, following the Closing, the attorney-client privilege and the exception of client confidence belongs solely to Purchaser and may be controlled only by Purchaser and shall not be claimed by the Seller Group; provided that Purchaser shall not assert such attorney-client privilege against the Seller Group or assert any such privileged communication (or use it as evidence) in a dispute (including a dispute under Article IX) with any members of the Seller Group.
[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), all as of the date first written above.

PURCHASER:

GRAIL, INC.

By:	/s Ken Drazan
Name:	Ken Drazan
Title:	Chief Financial Officer
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers there to duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), all as of the date first written above.

COMPANY:

CIRINA LIMITED

By:	/s/ Yuk Ming Dennis Lo
Name:	Yuk Ming Dennis Lo
Title:	Chairman
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), all as of the date first written above.

EQUITYHOLDERS’ REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Equityholders’ Representative

By:	/s/ W. Paul Koenig
Name:	W. Paul Koenig
Title:	Managing Director
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), all as of the date first written above.

INITIAL SELLING STOCKHOLDERS:

DECHENG CAPITAL CHINA LIFE SCIENCES USD FUND I, LLP By: Decheng Capital China Management I (Cayman), LLC Its: General Partner

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Managing Director
Securityholder’s Consideration - confidential schedule to signature page: see attached.
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), all as of the date first written above.

INITIAL SELLING STOCKHOLDERS:

DECHENG CAPITAL CHINA LIFE SCIENCES USD FUND II, LLP By: Decheng Capital China Management II (Cayman), LLC Its: General Partner

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Managing Director
Securityholder’s Consideration - confidential schedule to signature page: see attached.
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), all as of the date first written above.

INITIAL SELLING STOCKHOLDERS:

DENLUX DIAGNOSTICS INVEST INC.

By:	/s/ WEI XU
Name:	WEI XU
Title:	Director
Securityholder’s Consideration - confidential schedule to signature page: see attached.
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), all as of the date first written above.

INITIAL SELLING STOCKHOLDERS:
/s/ Allen Chan
CHAN Kwan Chee
Securityholder’s Consideration - confidential schedule to signature page: see attached.
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), all as of the date first written above.

INITIAL SELLING STOCKHOLDERS:

/s/ Wai Kwun Rossa Chiu
CHIU Wai Kwun Rossa
Securityholder’s Consideration - confidential schedule to signature page: see attached.
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers there to duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), atlas of the date first written above.

INITIAL SELLING STOCKHOLDERS:

/s/ Yuk Ming Dennis Lo
Yuk Ming Dennis Lo
Securityholder’s Consideration - confidential schedule to signature page: see attached.
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

IN WITNESS WHEREOF, Purchaser, the Company, the Initial Selling Stockholders and the Equityholders’ Representative have caused this Stock Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to any Initial Selling Stockholder that is an individual, personally), all as of the date first written above.

INITIAL SELLING STOCKHOLDERS:

/s/ Maneesh JAIN
Maneesh JAIN
Securityholder’s Consideration - confidential schedule to signature page: see attached.
[SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT]

EXHIBIT A
Initial Selling Stockholders
Decheng Capital China Life Sciences USD Fund I, L.P.
Decheng Capital China Life Sciences USD Fund II, L.P.
Denlux Diagnostics Invest Inc.
Yuk Ming Dennis Lo
Wai Kwun Rossa Chiu
Kwan Chee Chan
Maneesh Jain

EXHIBIT B
Definitions
As used herein, the following terms shall have the meanings indicated below.
“2016 Equity Incentive Plan” means the Company’s 2016 Equity Incentive Plan.
“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Purchaser), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Stock Purchase or the other Transactions.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.
“Aggregate Exercise Price” means the sum of the exercise prices of all Company Options that are unexpired, unexercised, vested and outstanding as of immediately prior to the Closing.
“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti- corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.
“Applicable Law” means, with respect to any Person, any U.S. federal, state, non-U.S., local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.
“Business” means the business of the Group Companies as currently conducted.
“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California, or Hong Kong.
“Cash Consideration” means (i) $100,000,000 in cash plus (ii) the Aggregate Exercise Price less (iii) an amount in cash equal to the Seller Stamp Tax Amount less (iv) an amount in cash equal to Transaction Expenses that are incurred but unpaid as of the Closing.
“CL Shareholders Agreement” means the Shareholders Agreement of Cirina Limited, dated as of September 30, 2015, by and between the Company and the parties signatory thereto.
“Claim” means any claim, demand, cause of action, suit, proceeding, arbitration, audit, hearing, investigation or inquiry (whether formal or informal, civil, criminal or administrative).
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Capital Stock” means, collectively, the Company Ordinary Shares and the Company Preferred Stock.
“Company Ordinary Shares” means the Founder Ordinary Shares and the Ordinary Shares of the Company.
“Company Option Plan” means, collectively, each stock option plan, stock scheme, program or arrangement of the Company.
“Company Optionholders” means (i) with respect to any time before the Closing, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Options outstanding as of immediately prior to the Closing.
“Company Options” means options to purchase shares of Company Ordinary Shares.
“Company Preferred Stock” means the Company Series A Stock.
“Company Preferred Stockholder” means (i) with respect to any time before the Closing, collectively, the holders of record of shares of Company Preferred Stock outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of shares of Company Preferred Stock outstanding as of immediately prior to the Closing.
“Company Securityholders” means, collectively, the Company Stockholders and Company Optionholders.
“Company Series A Stock” means the Series A Preferred Stock of the Company.
“Company Stockholders” means (i) with respect to any time before the Closing, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the Closing.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.
“Continuing Employees” means the employees of the Company who are offered continued employment with Purchaser, the Company or one of their respective subsidiaries and who execute Purchaser’s customary form of employment offer letter, together with a confidential information and invention assignment agreement and, in each case, who accept employment to remain employees of the Company or become employees of Purchaser or one of its subsidiaries as of immediately after the Closing.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.
“DGCL” means the General Corporation Law of the State of Delaware.
“Employee Stockholder” means any Company Stockholder who is an employee of the Company as of immediately prior to the Closing.
“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).
“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Expense Amount” means cash in an amount equal to $150,000.
“Founder” means each of Yuk Ming Dennis Lo, Wai Kwun Rossa Chiu and Kwan Chee Chan.

“Fraud” means fraud, but excluding constructive fraud.
“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.
“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
“Group Company” means each of the Company and the Subsidiaries.
“Holdback Amount” means cash in an amount equal to $15,000,000.
“intentional misrepresentation” means an action or omission that constitutes a breach of a representation or warranty and that was taken or omitted to be taken for the purpose of misleading the party to whom such representation or warranty was made and was not merely a volitional action or omission.
“IRS” means the U.S. Internal Revenue Service.
“knowledge of the Company” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter by any of the Founders after reasonable inquiry of those employees who would reasonably be expected to have knowledge of such fact, circumstance, event or other matter.
“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.
“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.
“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the financial condition, assets (including intangible assets), Liabilities, business, prospects, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect results from: (A) changes in general economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors) (C) changes in GAAP (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors) or (D) the announcement, pendency or consummation of the transactions contemplated by this Agreement or (ii) adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.
“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.
“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice on its standard unmodified form of end-user agreement (a copy of which has been made available to Purchaser).
“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.
“Pre-Closing Taxes” means (a) any Taxes of the Company for a Taxable period (or portion thereof) ending on or prior to the Closing Date and (b) any Taxes of any other Person for which the Company is liable if the agreement, event or occurrence giving rise to such Liability occurred on or before the Closing Date; provided, however, that Pre-Closing Taxes shall not include (i) any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the ordinary course of business (other than as explicitly contemplated by this Agreement), (ii) any Taxes resulting from any breach by Parent of Section 6.12 (Tax Matters) or (iii) any Taxes taken into account as a Transaction Expense; provided, further, Pre-Closing Taxes includes any payroll taxes or other Taxes of the Company arising in connection with any payment required pursuant to, or arising as a result of, this Agreement or the Transactions, whether or not such Taxes are due and payable as of the Closing Date. In the case of any Taxes of the Company that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre- Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.
“Pro Rata Share” means, with respect to a particular Selling Securityholder, a percentage set forth on the Spreadsheet under the column “Pro Rata Share.”
“Purchaser Intellectual Property” means all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, tradenames, copyrights, trade secrets, domain names, mask works, information and proprietary rights and processes, similar or other intellectual property rights, subject matter of any of the foregoing, tangible embodiments of any of the foregoing, licenses in, to and under any of the foregoing, and any and all such cases that are owned or used by the Purchaser in the conduct of the Purchaser’s business as now conducted and as presently proposed to be conducted.
“Purchaser Investors’ Rights Agreement” means that certain Amended and Restated Investors’ Rights Agreement, dated as of February 28, 2017, by and among the Purchaser and the investors signatory thereto (as amended from time to time).
“Purchaser Options” means options to purchase shares of Purchaser Class A Common Stock.
“Purchaser Right of First Refusal and Co-Sale Agreement” means that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of February 28, 2017, by and among the Purchaser and the investors and key holders signatory thereto (as amended from time to time).
“Purchaser Series B Stock” means the Series B Preferred Stock of Purchaser, par value $0.001 per share.
“Purchaser Voting Agreement” means that certain Amended and Restated Voting Agreement, dated as of February 28, 2017, by and among the Purchaser and the investors and key holders signatory thereto (as amended from time to time).
“Purchaser’s knowledge” means the actual knowledge of the following officers: Jeffrey Huber, Ken Drazan, Mark Lee, Angela Lai, Cosmos Nicolaou, Vikram Bajaj and Alex Aravanis.
“Regulatory Authority” means any applicable government regulatory authority, domestic or foreign, involved in granting approvals for the manufacturing, marketing, reimbursement and/or pricing of a pharmaceutical or biological product, and any successor governmental authority having substantially the same function.
“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Securities Act” means the Securities Act of 1933, as amended.
“Stock Consideration” means 37,420,482 shares of Purchaser Series B Stock.
“subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other Person of which such Person, either alone or together with one or more subsidiaries or by one or more other subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such other Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.
“Subsidiary” means any subsidiary of the Company.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (U.S. or non-U.S.) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.
“Tax Return” means any return, statement, report, form, notice, computation, assessment or computation (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or provided to a Governmental Entity or required to be filed or provided to a Governmental Entity with respect to Taxes.
“Total Consideration” means, as calculated and set forth on the Spreadsheet, the sum of the Cash Consideration plus the Stock Consideration plus the Contingent Consideration.
“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.
“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred at or prior to the Closing by or on behalf of the Company in connection with the Stock Purchase, this Agreement and the Transactions, whether or not billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies and (iii) any such fees, costs, expenses, payments and expenditures incurred by Selling Stockholders paid for or to be paid for by the Company).
“Treasury Regulations” means the U.S. Department of Treasury’s tax regulations issued under the Code.

“Unvested Company Shares” means shares of Company Capital Stock that are not vested, as of the Closing, under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).
“willful misconduct” means an action or omission that constitutes a breach of a covenant and that was taken or omitted to be taken for the purpose of breaching such covenant and was not merely a volitional action or omission.
Other capitalized terms used herein and not defined in this Exhibit B shall have the meanings assigned to such terms in the following Sections:“

“401(k) Plan”	1.4(b)(vii)
“Actual Financing Proceeds”	1.5(c)
“Agreement”	Preamble
“Agreement Date”	Preamble
“Articles of Association”	1.4(b)(ii)
“Author”	2.10(g)
“Basket”	9.3(a)
“Board”	Recitals
“Certificates”	1.6(a)(i)
“Claim Certificate”	9.5(a)
“Claims Period”	9.4
“Closing”	1.2
“Closing Date”	1.2
“COBRA”	2.12(c)
“Company”	Preamble
“Company Authorizations”	2.8(b)
“Company Balance Sheet”	2.4(b)
“Company Balance Sheet Date”	2.4(b)
“Company Data”	2.10(a)(i)
“Company Data Agreement”	2.10(a)(ii)
“Company Debt”	2.4(c)
“Company Disclosure Letter”	ARTICLE II
“Company Employee Plans”	2.12(a)
“Company Intellectual Property”	2.10(a)(iii)
“Company Intellectual Property Agreements”	2.10(a)(iv)
“Company Owned Intellectual Property”	2.10(a)(v)
“Company Privacy Commitments”	2.10(o)(i)

“Company Privacy Policies”	2.10(a)(vii)
“Company Products”	2.10(a)(vii)
“Company Registered Intellectual Property”	2.10(a)(viii)
“Company Voting Debt”	2.2(d)
“Company Websites”	2.10(a)(ix)
“Confidential Information”	2.10(i)
“Confidential Information Agreements”	4.19
“Confidentiality Agreement”	6.2(a)
“Contingent Consideration”	1.5(c)
“Contingent Consideration Date”	1.5(c)
“Contingent Consideration Percentage”	1.5(c)
“Contingent Threshold Amount”	1.5(c)
“Cooley”	10.14
“CUHK”	2.10(a)(ii)
“CUHK Licenses”	2.10(a)(ii)
“Disqualification Event”	4.5
“Employment Agreement”	Recitals
“Exchange Agent”	1.6(a)(ii)
“Equityholders’ Representative”	Preamble
“ERISA”	2.12(a)
“ERISA Affiliate”	2.12(a)
“Export Approvals”	2.2
“FCPA”	4.25(a)
“FD&C”	4.24(b)

“FDA”	4.24(a)
“Financial Statements”	2.4(a)
“Government Contract”	2.16(a)(ix)
“Holdback Fund”	9.1(a)
“Holdback Period”	9.1(a)
“Holdback Release Date”	9.1(a)
“Indemnifiable Damages”	9.2(a)
“Indemnified Person”	9.2(a)
“Initial Selling Stockholders”	Preamble
“Intellectual Property”	2.10(a)(x)
“Intellectual Property Rights”	2.10(a)(xi)
“Joinder Agreement”	Recitals
“Joining Optionholder”	Recitals
“Joining Stockholder”	Recitals
“Key Employee”	Recitals
“Material Contracts”	2.16(a)
“Minimum Cash Balance”	6.1
“New Litigation Claim”	6.5
“OFAC”	4.25(b)
“Option Payments”	1.5(b)
“Parachute Payment Waiver”	1.4(b)(xviii)
“Permitted Issuances”	5.2(e)
“Personal Data”	2.10(a)(xii)
“Privacy Laws”	2.10(a)(xiii)
“Process” or “Processing”	2.10(a)(xiv)
“Proprietary Information and Technology”	2.10(a)(xv)
“Purchased Shares”	Recitals
“Purchaser”	Preamble
“Purchaser Class A Common Stock”	4.2(a)(i)

“Purchaser Class B Common Stock”	4.2(a)(i)
“Purchaser Common Stock”	4.2(a)(i)
“Purchaser Financial Statements”	4.14
“Purchaser Material Agreement”	4.10(a)
“Purchaser Preferred Stock”	4.2(a)(ii)
“Purchaser Series A Stock”	4.2(a)(ii)
“Purchaser Stamp Tax Amount”	1.9
“Regulations”	2.12(o)
“Regulatory Permits”	2.13(a)
“Released Claims”	6.15(a)
“Restated Certificate”	4.2(a)(ii)
“Restrictive Covenant Agreement”	Recitals
“Seller Group”	10.14
“Seller Stamp Tax Amount”	1.9
“Selling Stockholders”	Recitals
“Selling Securityholders”	Recitals
“Separation Agreement”	1.4(a)(xvii)
“Special Claims”	9.3(c)
“Special Representations”	9.3(b)
“Specified Contractors”	1.4(a)(xviii)
“Spreadsheet”	6.7
“Stock Plan”	4.2(b)
“Stock Purchase”	Recitals
“Termination Date”	8.1(b)
“Third-Party Claim”	9.8
“Third-Party Intellectual Property”	2.10(a)(xvi)
“Transactions”	Recitals
“Transfer Taxes”	1.9
“WARN Act”	2.12(n)